UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 2, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release       ANGLOGOLD ASHANTI LIMITED REPORT FOR THE QUARTER AND
NINE MONTHS PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

Quarter 3 2009
Report
for the quarter and nine months ended 30 September 2009
Group results for the quarter….
º Adjusted headlines earnings, normalised to exclude hedge buybacks, at $163m.
º Gold production rises 5% to 1.187Moz, following fewer safety interruptions.
º Uranium production rises 10% to 366,000 pounds.
º Total cash costs of $534/oz provide solid operating margin despite sharply stronger operating currencies.
º Vaal River operations improve following management intervention.
º Geita and Ghana operations continue to deliver on turnaround strategy.
º South America delivers 9% growth in production, limits cost increases, despite currency strength.
º Major hedge restructuring completed before recent gold price rally; committed ounces now less than annual production at 4.3Moz.
Events post quarter-end….
º Annual guidance reviewed to 4.55Moz - 4.6Moz to factor in lower South African production, following shaft incident at TauTona.
º Joint venture formed with De Beers to explore for marine gold deposits.
º Acquisition concluded for the purchase of 35% stake in Moto Gold Project.
Quarter
Nine months
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Jun
Sep
Sep
2009
2009
2009
2008
2009
2009
2009
2008
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz(000)
36,925
35,050 106,282 115,530
1,187
1,127 3,417 3,714
Price received
1
- R/kg / $/oz
61,095
241,505 185,498 100,660
261
897 653 416
Price received excluding hedge
buyback costs
1
- R/kg / $/oz
225,388
241,505 245,364 174,646
906
897 888 707
Total cash costs - R/kg / $/oz
133,274
127,956 134,192 111,540
534
472 485 451
Total production costs - R/kg / $/oz
166,355
161,909 169,536 142,586
667
598 612 576
Financial review
Gross (loss) profit
- Rm / $m
(8,872)
3,051 (4,718) (1,248)
(1,116)
387 (618) 204
Gross (loss) profit adjusted for the
(loss) gain on unrealised non-hedge
derivatives and other commodity
contracts
2
- Rm / $m
(4,110)
2,511 1,165 (4,187)
(510)
305 74 (509)
Adjusted gross profit excluding hedge
buyback costs
2
- Rm / $m
2,205
2,511 7,480 3,831
287
305 871 501
(Loss) profit attributable to equity
shareholders
- Rm / $m
(8,245)
2,304 (5,940) (4,236)
(1,042)
299 (743) (179)
Headline (loss) earnings
3
- Rm / $m
(8,068)
1,631 (6,437) (4,891)
(1,018)
215 (803) (263)
Headline (loss) earnings adjusted for
the (loss) gain on unrealised non-hedge
derivatives and other commodity
contracts and fair value adjustments on
convertible bond
4
- Rm / $m
(4,757)
1,359 (1,917) (7,019)
(596)
167 (279) (880)
Capital expenditure - Rm / $m
1,842
2,228 6,451 6,911
232
261 734 899
(Loss) profit per ordinary share - cents/share
Basic
(2,286)
642 (1,653) (1,393)
(289)
83 (207) (59)
Diluted
(2,286)
641 (1,653) (1,393)
(289)
83 (207) (59)
Headline
3
(2,237)
455 (1,791) (1,609)
(282)
60 (223) (87)
Headline (loss) earnings adjusted for
the (loss) gain on unrealised non-hedge
derivatives and other commodity
contracts and fair value adjustments on
convertible bond
4
- cents/share
(1,319)
379 (533) (2,309)
(165)
47 (78) (289)
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 8 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Global Footprint
AngloGold Ashanti is a global company…
…with an extensive portfolio of new and emerging opportunities.
China
DRC
Russia

Operations at a glance
for the quarter ended 30 September 2009
Production
Total cash costs
Adjusted gross profit (loss)
excluding hedge buyback
costs
1
%
%
$m
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
SOUTHERN AFRICA
483
7
525
18
118
(25)
South Africa
Great Noligwa
42
8
916
29
(7)
(6)
Kopanang
92
39
442
(1)
27
12
Moab Khotsong
62
32
478
10
8
3
Tau Lekoa
31
11
797
6
3
-
Surface Operations
40
(5)
406
27
21
(3)
Mponeng
125
(11)
375
23
60
(19)
Savuka
1
(92)
9,847
1,342
(11)
(11)
TauTona
74
21
501
14
15
(2)
Namibia
Navachab
16
23
615
(15)
3
1
CONTINENTAL AFRICA
391
1
615
9
82
4
Ghana
Iduapriem
52
11
493
(7)
16
1
Obuasi
92
(9)
671
14
8
(2)
Guinea
Siguiri - Attributable 85%
79
(1)
500
11
26
11
Mali
Morila - Attributable 40%
3
32
(6)
559
9
11
(2)
Sadiola - Attributable 38%
3
32
(9)
532
9
10
(6)
Yatela - Attributable 40%
3
22
(12)
219
(43)
14
1
Tanzania
Geita
83
32
883
1
(8)
-
Minorities, exploration and other
5
1
AUSTRALIA
102
9
655
28
11
(17)
Sunrise Dam
102
9
647
29
12
(17)
Exploration and other
(1)
-
SOUTH AMERICA
157
9
349
7
87
20
Argentina
Cerro Vanguardia - Attributable 92.50%
47
(8)
336
(2)
29
11
Brazil
AngloGold Ashanti Brasil Mineração
90
23
333
16
41
6
Serra Grande - Attributable 50%
20
-
445
9
7
-
Minorities, exploration and other
10
3
NORTH AMERICA
54
4
406
12
21
(2)
United States
Cripple Creek & Victor
54
4
394
12
22
(2)
Other
(1)
-
OTHER
2
(6)
Sub-total
1,187
5
534
13
321
(26)
Less equity accounted investments
(35)
7
AngloGold Ashanti
287
(18)
1 Refer to note B "Non-GAAP disclosure" for the definition.
2 Variance September 2009 quarter on June 2009 quarter - increase (decrease).
3 Equity accounted investments.
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
SAFETY
Safety remained AngloGold Ashanti’s highest priority, with management’s efforts focused on recovering from a poor performance in the second quarter. Four miners tragically lost their lives during the quarter in two separate accidents at Mponeng and one each at TauTona and Great Noligwa. The rigorous implementation of existing safety protocols and targeted interventions at the Vaal River operations helped lower the number of fatalities by half. However, much work still needs to be done to eliminate these accidents altogether. The 12% decline in the lost time injury frequency rate in the first nine months of this year is an encouraging achievement and testament to our drive toward continued improvements to safety on our operations.
The strategy of analysing and providing intensive support to teams with the poorest safety performance on the company’s South African operations is continuing. In addition to this short-term intervention, AngloGold Ashanti remains committed to the implementation early next year of its Safety Transformation blueprint, which is aimed at achieving the next quantum improvement in safety performance. Sadiola, Yatela, Geita and Navachab reported no lost-time injuries during the quarter.
Thirty full and eighteen partial production shifts were lost at the company’s South African mines during the quarter due to safety related stoppages. Government inspectors and AngloGold Ashanti’s mine managers continue to apply safety regulations more aggressively than in the past, with a commensurate impact on gold production. Post quarter-end, AngloGold Ashanti’s management initiated a stoppage at TauTona to conduct a shaft inspection after a length of steel fell down a shaft at the mine. A decision was subsequently taken to suspend all operations at the mine pending a thorough inspection of all steelwork along the full length of the shaft systems, to prevent a recurrence of this incident. TauTona could potentially be closed until the end of this year while this remedial action is completed. The impact of this interruption will affect full-year production and has resulted in a revision of our annual guidance.
OPERATING REVIEW
Production rose 5% from the previous quarter to 1.187Moz, broadly in line with the guidance of 1.2Moz. Total cash costs rose 13% to $534/oz. Given the average exchange rate of R7.77/$, this is within AngloGold
Ashanti’s quarterly guidance issued in July.
Stronger operating currencies in key regions continued to erode the benefit of a stronger bullion price. The
Brazilian real gained 10% on average against the US dollar during the quarter compared with a 9%
strengthening in both the Australian dollar and South African rand. This lowered the gold price in those currencies and pushed dollar-denominated costs higher, placing pressure on operating margins.
The third quarter also saw winter power tariffs compounded by the introduction of a 31.3% annual power-price increase in South Africa. Eskom Holdings Limited, the state-owned utility, has announced that it will petition the
National Energy Regulator to raise prices annually by a further 45% until 2012 to fund the construction of new power generation capacity. Should Eskom’s request be granted, pressure will be placed on the cost structure of
AngloGold Ashanti’s South African operations which currently account for 40% of annual production.
Southern African operations produced 483,000oz in the three months ending September at a total cash cost of $525/oz, compared with 450,000oz at $444/oz in the previous quarter. Fewer safety stoppages helped increase production from the Vaal River region. Costs were impacted by the higher electricity prices, the stronger rand and the introduction of higher labour costs following the wage settlement reached during the previous quarter. Among the West Wits operations, Mponeng’s output declined after stoppages related to the two accidents at the mine, while Savuka’s production was halted as work continued to repair underground infrastructure damaged by the seismic event that occurred in May.
Continental Africa’s production was largely unchanged at 391,000oz, while total cash costs rose 9% to
$615/oz. The operational turnaround at Geita continued under the new management team where production increased by 32%, mainly as a result of higher grades. Costs at the operation were in line with the planned increase in fleet maintenance and the initial costs related to the rollout of AngloGold Ashanti’s business improvement initiatives.

In Ghana, operational improvements continued with Iduapriem registering an 11% increase in gold production after last quarter’s mill maintenance. Improved grade management at Obuasi limited the production decline caused by heavy rains and flooding, to 9%. Lower grades at Sadiola and fewer tons processed at Yatela, lowered production from Mali, which was in line with mine plans.
The South American operations continued to build on their turnaround success of the past year. Production rose by 9% to 157,000oz at a total cash cost of $349/oz. In Argentina, Cerro Vanguardia mitigated the impact of a planned drop in gold production with higher realised prices for its silver by-product. Higher tonnes treated and improved grades helped boost output at AngloGold Ashanti Brasil Mineração.
In the United States, Cripple Creek & Victor reported a 4% increase in production due to pad phase timing while total costs rose 12%. In Australia, production rose by 9% from the previous quarter due to increased tonnage and yield.
FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings, excluding the cost of the hedge buybacks concluded during the quarter, were
US$163m, which was broadly in line with last quarter’s record adjusted headline earnings of $167m. The adjusted headline loss for the quarter, after taking into account the cost of the hedge buybacks, was $596m, or 165 US cents per share.
The realised gold price for the quarter was $261/oz, following the restructuring of the hedge book which was done at a cost of $797m. The realised price would have been $906/oz, a 6% discount to the average spot price for the period, were it not for this cost. Management has targeted an average 7% discount to spot gold prices over the remainder of the life of the hedge book at a gold price of $950/oz in real terms and assumed production profile of 5Moz a year.
The accelerated buyback of certain gold derivative positions, along with normal deliveries into contracts, reduced the total committed ounces in the hedge book to 4.3Moz at the end of the quarter, from 5.19Moz at the end of June and is expected to reach 4.1Moz at year end. Thereafter, the hedge book is expected to diminish by about 800,000oz per year through to 2014, by which time it will be largely depleted. Following the recent buybacks, the fair value of the entire hedge book is now included in the financial statements.
During the quarter, AngloGold Ashanti raised equity, to fund its 50% stake in Moto Goldmines Limited. This share sale was part of the company’s strategy to pay for a large gold resource with long-term development potential, with longer-term financing, while maintaining balance-sheet flexibility.
EXPLORATION
Total exploration spending during the quarter was $55m, an increase of 28% over the previous quarter.
Expenditure increased in Colombia, where activity is gearing up in anticipation of the conclusion of public appeals related to exploration permits awarded during the previous quarter. Regional exploration in Canada and Australia, as well as the initiation of the feasibility study on the Tropicana project also contributed to the increase in spending. Subsequent to the end of the third quarter, AngloGold Ashanti concluded an agreement to cooperate with De Beers, one of the world’s largest marine miners, in the search for gold ore bodies on the ocean floor.
OUTLOOK
AngloGold Ashanti has revised its annual guidance to 4.55 to 4.6Moz, reflecting the lower South African production. Full-year 2009 total cash costs are expected to be between $515/oz and $530/oz assuming an average exchange rate of between R7.00/$ and R7.50/$ during the fourth quarter. Production in the fourth quarter is estimated at 1.160Moz at a total cash cost of $590/oz assuming an exchange rate of R7.50/$.
Fourth quarter adjusted headline earnings could be, as in previous years, distorted by year-end accounting adjustments (these could include amongst others, the reassessment of asset useful lives, rehabilitation, current and deferred tax and inventory provisions).

OPERATING RESULTS FOR THE QUARTER
SOUTHERN AFRICA
SOUTH AFRICA
Great Noligwa’s gold production improved by 5% from the previous quarter to 1,292kg (42,000oz), mainly due to an increase in area mined and tonnage treated. The previous quarter had been impacted by production interruptions. Total cash costs rose 19% to R228,066/kg ($916/oz), primarily due to annual labour increases and winter power tariff adjustments. Adjusted gross loss was R57m ($7m), excluding the effect of the hedge restructuring, compared with the loss of R8m ($1m) in the prior quarter.
The LTIFR increased to 13.88 (8.02). The mine had one fatality during the quarter.
Kopanang’s gold production increased by 40% to 2,857kg (92,000oz), mainly because of fewer safety stoppages compared to the previous quarter and higher yield. As a result, total cash costs decreased by 9%
to R110,280/kg ($442/oz). The benefits of higher production were partially offset by the annual labour increase and winter electricity tariffs. Adjusted gross profit excluding hedge buybacks improved to R210m
($27m), against R124m ($15m) in the prior quarter.
The LTIFR increased to 12.29 (8.26).
Moab Khotsong’s production increased by 30% to 1,922kg (62,000oz), mainly due to fewer safety related stoppages and an 8% increase in yield. Total cash costs were on par with the previous quarter at
R119,083/kg ($478/oz). The higher gold production was offset by annual labour increases and higher winter power tariffs. Adjusted gross profit excluding hedge buybacks increased by 54% to R60m ($8m), compared with R39m ($5m) in the previous quarter.
The LTIFR increased to 16.17 (9.29).
Tau Lekoa’s production rose 11% to 971kg (31,000oz), due to the release of gold lock-up from the plant, higher volumes from new panels and the improved efficiencies of work crews. Yield was 7% higher mainly due to reduced dilution. Total cash costs decreased marginally by 2% to R198,952/kg ($797/oz) with higher volumes and grade partially offset by wage increases and the winter power tariff. Adjusted gross profit excluding hedge buybacks was R23m ($3m), compared with R28m ($3m) in the previous quarter.
The LTIFR was marginally higher 14.61 (14.20).
Vaal River Surface Operations’ production decreased 7% to 1,229kg (40,000oz), mainly due to a decline in tons treated. Total cash costs increased 17% to R101,339/kg ($406/oz), due to annual labour increases and power-cost escalation. Adjusted gross profit excluding hedge buyback costs was down 19% to R160m
($21m), compared with R198m ($24m) in the previous quarter.
The LTIFR fell to 0.55 (2.88).
Mponeng’s production dropped 11% to 3,892kg (125,000oz), primarily due to a 4% decrease in volumes mined caused by safety related stoppages and a 7% lower yield. Total cash costs increased by 14% to
R93,380/kg ($375/oz) as a result of the lower volumes and annual wage and power increases. Adjusted gross profit excluding hedge buybacks was R461m ($60m), compared with R652m ($79m) in the previous quarter.
LTIFR improved to 9.32 (12.87). The mine reported two fatalities during the quarter.

Savuka’s production dropped significantly to 31kg (1,000oz) as mining operations were limited to the VCR horizon following a series of seismic events that occurred close to the shaft infrastructure on 22 May, 2009.
The mine is currently being rehabilitated and normal production is not anticipated until the second quarter of next year. Adjusted gross loss excluding hedge buybacks was R87m ($11m), compared with R4m ($0.3m) in the previous quarter.
The LTIFR increased to 12.76 (6.85).
TauTona’s production improved by 21% to 2,309kg (74,000oz) following a 6% rise in grade on the resumption of mining from panels that was halted last quarter on the recommendation of rock engineers.
Total cash costs rose 5% to R125,198/kg ($501/oz) because of inflationary pressures and additional expenditure on shaft maintenance and support, following a fatal accident. Adjusted gross profit excluding hedge buybacks was R112m ($15m), from R137m ($17m) in the previous quarter.
The LTIFR was marginally higher at 16.06 (15.92). The mine reported one fatality for the quarter.
NAMIBIA
Navachab’s production improved by 23% to 16,000oz, due mainly to greater volumes mined from the higher-grade Grid A. Total cash costs decreased by 15% to $615/oz, following the 34% improvement in yield. Adjusted gross profit excluding hedge buybacks was $3m compared with $2m in the previous quarter.
The LTIFR fell to 0.00 (5.44).
CONTINENTAL AFRICA
GHANA
Iduapriem’s gold production increased by 11% to 52,000oz because of a 31% increase in tonnage throughput. This was partly offset by lower feed-grade material. Total cash costs fell by 7% to $493/oz.
Adjusted gross profit excluding hedge buybacks rose 7% to $16m, compared with $15m the previous quarter.
The LTIFR was marginally up at 0.78 (0.73).
Obuasi’s gold production declined 9% to 92,000oz compared to previous quarter. Underground flooding was responsible for the decline in tonnage throughput which was partly offset by better grade-control management. Total cash costs increased 14% to $671/oz due to an increase in labour costs and other once off items. Adjusted gross profit excluding hedge buybacks declined slightly to $8m, from $10m in the prior period.
The LTIFR was 2.46 (2.79).
REPUBLIC OF GUINEA
Siguiri’s (85% attributable) production was maintained at 79,000oz. Total cash costs increased by 11% to
$500/oz, due mainly to higher royalty expenditure resulting from government-imposed export restrictions in the previous quarter which delayed sale of June’s production. Adjusted gross profit excluding hedge buybacks increased by 73% to $26m due to higher received price and marginal revenue from the delayed sale of June’s production.
LTIFR was 0.66 (0.65).

MALI
Morila’s (40% attributable), production was 6% lower at 32,000oz due to lower-grade ore feed from the stockpile into the mill. Total cash costs rose 9% to $559/oz due to lower grades. Adjusted gross profit excluding hedge buybacks declined to $11m from $13m in the prior quarter.
LTIFR was 0.00 (0.00).
Sadiola’s (38% attributable), production was 9% lower at 32,000oz as planned, due to a decrease in recovered grade. Total cash costs increased by 9% to $532/oz mainly due to the lower production. Adjusted gross profit excluding hedge buybacks declined to $10m from $16m in the prior quarter.
The LTIFR was 0.00 (0.00).
Yatela’s (40% attributable), production decreased by 12% to 22,000oz because of rainy weather which slowed the stacking rate of wet material onto the leach pads. Total cash costs decreased by 43% to $219/oz as a result of an increase in the tonnes and value of the stockpile, following an independent survey. Adjusted gross profit increased marginally to $14m from $13m in the prior quarter.
The LTIFR was 0.00 (0.00).
TANZANIA
Geita’s gold production increased by 32% to 83,000oz. This was mainly due to improvements in mining production which enabled timely access to higher grade ore and resulted in a 31% rise in recovered grade.
Total cash costs increased marginally by 1% to $883/oz following adjustments to the carrying value of the remaining ore stockpile and also expenditure on fleet maintenance and the rollout of business improvement initiatives. Adjusted gross loss remained unchanged at $8m.
The LTIFR was 0.00 (0.00).
AUSTRALIA
Sunrise Dam’s gold production increased by 9% to 102,000oz due to increases in tonnage and yield. Total cash costs increased 17% to A$774/oz ($647/oz), largely because of inventory movements. Adjusted gross profit was A$15m, ($12m) compared with A$38m ($29m) in the previous quarter due to a lower realised price and the drawdown of inventory.
With one LTI in the quarter, the LTIFR was 2.28 (0.00).
SOUTH AMERICA
At Cerro Vanguardia (92.5% attributable) production declined 8% lower to 47,000oz due to a planned decrease in plant feed and recovered grade. Total cash costs declined by 2% to $336/oz, because higher silver sales and received prices boosted by-product credits. The devaluation of the Argentinean peso also aided costs. Adjusted gross profit excluding hedge buybacks was 61% higher at $29m, as a result of an increase in silver production and an increase in gold sold.
The LTIFR was 3.88 (0.00).

AngloGold Ashanti Brasil Mineração’s production rose 23% to 90,000oz due to a planned increase in tonnage throughput and grade. Total cash costs rose 16% to $333/oz, primarily reflecting appreciation of the
Brazilian real, lower acid by-product prices and an increase in labour costs. Adjusted gross profit excluding hedge buyback costs was $41m, compared to $35m of previous quarter.
The LTIFR was 2.37 (0.61).
At Serra Grande (50% attributable), gold production was unchanged at 20,000oz. Total cash costs rose 9%
to $445/oz, reflecting appreciation of local currency, lower grades mined and an increase in labour costs.
These negative impacts were mitigated somewhat by operational efficiencies, lower fuel and maintenance costs and electricity consumption. Adjusted gross profit excluding hedge buyback costs remained unchanged at $7m.
The LTIFR was 1.32 (1.57).
NORTH AMERICA
At Cripple Creek & Victor, gold production increased 4% to 54,000oz due to pad phase timing and the pH balance of the pad. Total cash costs rose by 12% to $394/oz, primarily due to increased lime and cyanide applications and a higher stripping ratio. Adjusted gross profit excluding hedge buybacks was $22m compared to $24m in the previous quarter.
With two LTIs in the quarter, the LTIFR was 6.15 (3.04).
Notes:
·  All references to price received includes realised non-hedge derivatives.
·  In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
    Ashanti.
·  Rounding of figures may result in computational discrepancies.

Review of the Gold Market
GOLD PRICE MOVEMENT AND INVESTMENT MARKETS
Gold price data
The third quarter continued the trend of strong gold prices experienced throughout the year, averaging
$959/oz, or 4% higher than the average for the prior three-month period. Gold traded above the psychological $1,000/oz level for seven consecutive days and averaged $997/oz for the final month of the quarter.
Bullion’s fortunes once again closely tracked those of the US dollar, with both range bound during the period.
This is a typical feature of financial markets during the third quarter due to the summer holiday period in
North America and Europe. However, the general theme of accumulation of risk assets continued through this quiet period as global stock markets continued their rally.
During July and August, investment demand as demonstrated by major ETF holdings saw a net sale of
0.77Moz. The COMEX position was stable at around 21Moz net long for the same period. This all changed abruptly at the beginning of September, however, with a $50/oz rally despite little change in the US dollar.
The surge attracted a flurry of speculative investors as the COMEX net long position leapt to an unprecedented level of 29Moz, eclipsing the previous record of 27Moz. The subsequent increase to 31Moz helped sustain the period of successive closes above $1,000/oz.
The quarter concluded with another G20 meeting. The statement from the Pittsburgh meeting was reassuring as delegates concluded that recovery efforts of various governments are proving effective and that recovery has taken hold. The market, however, requires clarity on how governments are planning to neutralize liquidity provided through various quantitative easing programmes. Until there is clarity, confidence will remain fragile.
Official sector activity
The third Central Bank Agreement, signed on 7 August, was implemented on 27 September and stipulated a reduced annual sales quota from 500 to 400 tonnes a year. Analysts are sceptical that the full allotment will be sold given that 1,883 tonnes were sold under the second agreement, which is 117 tonnes less than the volume sold under the first agreement.
The IMF Executive Board in September approved the sale of 403 tonnes of gold, which it had initially flagged to the market in the first quarter of this year. The IMF is not a signatory to the third Central Bank agreement, but has stressed that the sale will not disrupt the market. It would not be surprising to see an off-market transaction concluded as part of the process.
Producer hedging
Gold producers were once again actively de-hedging during the quarter. After AngloGold Ashanti announced its own restructuring programme at the end of July, Gold Fields unwound the royalty agreement on its
Australian operation in early September. In the same month, Barrick announced its intention to unwind its project sales hedge book.
Currencies
The Rand continued to strengthen against the US dollar particularly during September. The strength coincided with the increase in the price of gold and other commodity producing currencies and heightened optimism of a major telecommunications deal and the resulting inflow of hard currency to South Africa. The
Rand strengthened on average by 8% against the US dollar over the quarter, but gave up some of these gains when talks around the mobile phone deal were abandoned.

The Australian dollar averaged 8% stronger against the dollar over this quarter on the back of higher gold and commodity prices, but also as a consequence of the effective manner in which the Australian government is perceived to have managed its economy throughout the financial crisis. Swift action in cutting interest rates at the start of the crisis has seen Australia weather the storm relatively well and the outlook for its economy looks robust.
The Brazilian real has been one of the best performing emerging market currencies against the US dollar, strengthening 24% since the start of the year. In the quarter under review, it strengthened 10%.
PHYSICAL DEMAND
Jewellery sales
Almost all of the world’s key markets for physical gold continue to be depressed by the effects of the global financial crisis. China is the only major market to buck the trend.
India’s gold market remains under pressure after 20% gains over the past year in the Rupee-denominated gold price. Between June and September, gold jewellery consumption fell 22% compared with the same period a year earlier. Spurred by the financial crisis, urban consumers are entrusting cash to bank deposits, which are up 32% over 2008 levels. News is somewhat more positive in most rural areas where gold demand remains relatively stable and in some regions shows modest growth. Thus far, scrap activity during the third quarter has been slight as the market appears to be anticipating further gold price increases.
The impact of the global recession on China’s gold market remains milder than in all other major economies.
Domestic consumption is resilient and the psychological reaction to the crisis remains markedly more bullish than in other markets. Demand for traditional 24 carat gold jewellery continues to grow year on year, albeit it at a modest level while offtake of 18 carat gold jewellery remains flat. This shows the investment case for pure gold jewellery continues to hold sway with the Chinese consumer.
The US gold jewellery market has continued its quarter-on-quarter decline as jewellery still leads the list of discretionary spend items to be cut during the recession. Primary value gold jewellery sales in the first half were down 12% year-on-year. While the rate of decline is decreasing, the second half of last year was particularly weak as the crisis unfolded in the US. Major players through the retail value chain continue to close outlets or file for bankruptcy protection. Closures and forced consolidation may help the jewellery industry recover more quickly and remain stronger once the recession ends.
The jewellery sector in the Middle East remains under pressure in the third quarter. Egypt, which had been bucking negative trends in the first half of the year saw an 8-10% decrease in third-quarter jewellery sales compared with a particularly strong quarter a year earlier. Matters are worse in the Kingdom of Saudi Arabia
(KSA) with a 25-30% drop in demand in the third quarter. Gold price volatility caused consumers who tend to time their purchases on their view of the price, to delay purchases. In the United Arab Emirates, an anticipated third quarter recovery did not materialise with jewellery tonnage down 20-23%. With its heavy reliance on tourism and local expatriate consumption, the UAE continues to bear the full brunt of the financial crisis in the Middle East. The gold market in Turkey shows a glimmer of hope with exchange rates stabilizing and the stock market posting gains.
Investment market
The negative data on gold jewellery consumption have been mitigated somewhat by further good news on investment demand. Global investment activity for gold remains strong and the market has stayed buoyant despite rising prices. In India, investment purchases are on the rise in major cities, while in the Middle East bar and coin sales in the gulf, excluding UAE and KSA, are up 7%. In Turkey, new-coin minting is up to 11 tonnes in July and August and the third quarter will show growth quarter on quarter, though levels will not match those of the same period last year. The US market continues to experience robust investment demand with bar, coin and ETF demand still rising.

Hedge position
As at 30 September 2009, the net delta hedge position was 3.93Moz or 122t (at 30 June 2009: 4.41Moz or
137t), representing a further reduction of 0.48Moz for the quarter. The total commitments of the hedge book as at 30 September 2009 was 4.3Moz or 134t, a reduction of 0.89Moz from the position as at 30 June 2009.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$1.84bn (negative R13.83bn), decreasing by $0.47bn (R4.01bn) over the quarter. This value was based on a gold price of $1,006/oz, exchange rates of R7.51/$ and A$/$0.88 and the prevailing market interest rates and volatilities at that date.
As at 28 October 2009, the marked-to-market value of the hedge book was a negative $1.94bn (negative
R15bn), based on a gold price of $1,036.80/oz and exchange rates of R7.73/$ and A$/$0.91 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
During the quarter, deals to the value of $797m were accelerated and closed out in July 2009 which included deals that were designated as normal sale exempted and previously held off balance sheet. Of these,
$580m was cash settled and a further $217m was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. The cash settlement of the former resulted in the remaining normal sale exempted designated contracts having to be re-designated as non-hedge derivatives and recorded on the balance sheet at fair value with changes in fair value accounted for in the income statement. During July
2009 the impact of the related re-designation of normal sales exempted contracts after the buyback of
$797m on the financial statements is an increase in non-hedge derivative liabilities of $558m.
The following table indicates the group’s commodity hedge position at 30 September 2009
Year
2009
2010
2011
2012
2013
2014-2015
Total
US DOLLAR GOLD
Forward contracts Amount (oz) 7,963 *(245,142) 60,000 122,500 119,500 91,500 156,321
US$/oz
**($5,228)            $753              $227              $418             $477
$510 $370
Put options sold Amount (oz) 150,000 235,860 148,000 85,500 60,500 60,500 740,360
US$/oz $762 $747 $623 $538 $440 $450 $652
Call options sold Amount (oz) 250,000 1,025,380 776,800 811,420 574,120 709,470 4,147,190
US$/oz $888 $602 $554 $635 $601 $606 $617
A DOLLAR GOLD
Forward contracts
Amount (oz) 40,000 100,000 140,000
A$/oz A$595 A$706 A$674
Call options purchased Amount (oz) 40,000 100,000 140,000
A$/oz A$694 A$712 A$707
*** Total net gold: Delta (oz) (234,658) (701,340) (769,538) (843,700) (642,021) (734,171) (3,925,428)
Committed (oz) (257,963) (780,238) (836,800) (933,920) (693,620) (800,970) (4,303,511)
*
Represents a net long position resulting from both forward sales and purchases.
**
Represents a net short position and net short US Dollars resulting from both forward sales and purchases for the period.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2009.
Rounding of figures may result in computational discrepancies.

The following table indicates the group's currency hedge position at 30 September 2009
Year
2009
2010
2011
2012
2013 2014-2015
Total
RAND DOLLAR (000)
Put options purchased
Amount ($) 40,000 40,000
US$/R R11.35 R11.35
Put options sold Amount ($) 40,000 40,000
US$/R R9.59 R9.59
Call options sold Amount ($) 40,000 40,000
US$/R R12.94 R12.94
A DOLLAR (000)
Forward contracts
Amount ($) 20,000 20,000
A$/US$ A$0.64 A$0.64
BRAZILIAN REAL (000)
Forward contracts
Amount ($) 19,500 19,500
US$/BRL BRL 2.07 BRL 2.07
Fair value of derivative analysis by accounting designation at 30 September 2009
Figures in millions
Cash flow hedge
accounted
Non-hedge
accounted
Total
US Dollar
Commodity option contracts – (1,613) (1,613)
Foreign exchange option contracts – 9 9
Forward sale commodity contracts (47) (213) (260)
Forward foreign exchange contracts – 11 11
Interest rate swaps
–                          (17)                          (17)
Total hedging contracts
(47)
(1,823)
(1,870)
Option component of convertible bond – (166) (166)
Total derivatives
(47)
(1,989)                     (2,036)
Credit risk adjustment
–                         (145)                        (145)
Total derivatives - before credit risk adjustment
(47)
(2,134)
(2,181)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $55m ($24m brownfields, $31m greenfields), compared with $43m ($23m brownfields, $20m greenfields) the previous quarter.
GREENFIELD EXPLORATION
Greenfield exploration was undertaken in Australia, the Americas, China, Southeast Asia, Sub-Saharan Africa,
Russia, the DRC and the Middle East & North Africa. A total of 56,970 metres of diamond, reverse circulation
(RC) and aircore (AC) drilling was completed at existing priority targets and was used to delineate new targets in Australia and Canada.
In Australia, on the Tropicana Joint Venture, (AngloGold Ashanti 70%, Independence Group 30%) the
commencement of the feasibility study was approved by the partners in July.
RC and diamond drilling was focused around the Tropicana-Havana resource area. Significant results were returned from RC drilling on the near surface, western edge of the project including 23m @ 4.1g/t Au from 62m and 19m @ 11.6g/t Au from 39m. These results are consistent with previous drilling in the area and improve the confidence in the resource estimate.
At Havana South, drilling identified extensions to the existing resource with intercepts including 16m @ 5.57g/t from 204m, 22m @ 12.5g/t Au from 176m and 13m @ 5.86g/t Au from 255m. Drilling in this area has now been completed with a resource estimate in progress.
To the east of Havana, a single diamond drill hole, 450m down-plunge from the resource, intersected 21m @
2.67g/t Au from 535m. This hole demonstrates the continuation of the mineralisation down dip. Further drilling will be required to define the continuity of higher-grade mineralized shoots that may be amenable to underground mining.
The Public Environmental Review (PER) environmental impact assessment document was released to the public on 28 September for an eight-week review period. The project team has an active stakeholder engagement approach to address areas of potential public concern.
During the quarter: 925 AC holes were drilled for 36,035m; 140 RC holes for 15,547m; and 22 diamond holes for 3,161m. Auger sampling continued with 9,360 samples collected across areas along the
Tropicana–Havana trend.
Surface geochemical sampling and an airborne magnetic-radiometric survey over the 10,600km
2
Viking project,
located southwest of the Tropicana JV, commenced in September.
AngloGold Ashanti completed the purchase of the interests and rights of Anglo American Exploration Australia in the 830km
2
Saxby JV with Falcon Minerals Limited in northwest Queensland. Gravity and airborne magnetic-
radiometric surveying were completed and infill SQUID electromagnetic surveying commenced in the
September quarter.
In Colombia, Phase I and Phase II Greenfield exploration was completed by AngloGold Ashanti and by joint venture partners B2Gold Corporation, Mineros S.A. and Glencore International. No drilling was undertaken by AngloGold Ashanti or its JV partners during the quarter. At the wholly owned La Colosa project, drill preparation work is in progress and further resource and step-out drilling, as part of ongoing pre-feasibility study, will commence in 2010.

A total of 2,843 surface samples were collected during the quarter over the Colombian tenements. The total area under exploration in Colombia at the end of the quarter was 24,862km
2
.
Work in the remainder of the Americas focused on target-generation opportunities, reviews and the negotiation of potential strategic alliances and joint ventures in Brazil, the US and Canada. An exploration alliance was signed with Horizonte Minerals for exploration in specific areas of Brazil. In Canada, two diamond holes were drilled at the Kinskuch Lake Project near Stewart B.C. In north-eastern Canada, the company entered into a joint venture agreement with Commander Resources. Under the agreement,
AngloGold Ashanti can earn a 51% participating interest in Commander's Baffin Island Gold Project by funding $20m in exploration expenditures and by completing a $1.2m private placement in the shares of
Commander. Exploration in areas covered under the terms of the Laurentian Goldfields joint venture was undertaken with a number of areas identified for Phase 1 follow-up.
In China, a limited trenching programme at the Jinchanggou Project in Gansu was completed to confirm the strike extent of a new zone of gold mineralisation. An infill soil programme across the Jinchanggou tenements was designed to identify similar high-grade zones and is scheduled to start in mid October.
In Southeast Asia, project generation activities and evaluation of opportunities are ongoing in a number of areas in the region, where specific opportunities are under negotiation.
In Russia, AngloGold Ashanti and Polymetal are in the process of divesting a number of properties held by the jointly owned Zoloto Taigi JV Company.
In Sub-Saharan Africa, project generation work has identified a number of specific exploration opportunities that are currently under negotiation. In the Democratic Republic of the Congo, all drill holes from the
Mongbwalu resource have been re-logged and the resource re-modelled in preparation for a pre-feasibility study based on an underground mining scenario. Infill drilling will commence early in the fourth quarter.
In the Middle East & North Africa, the strategic alliance between AngloGold Ashanti and Thani Investments has continued to generate exploration targets over specific regions of the highly prospective Arabian Nubian
Shield.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 is continuing to drill deflection 5, which is designed to intersect the Vaal Reef along the Jersey Fault cut-off. Progress was slowed in weak rock formations, but by the end of the quarter drilling had advanced from 2,874m to 3,295m.
MZA9 continued drilling a long deflection but technical issues have hampered progress and the first reef intersection is only expected in December 2009. A long deflection has commenced from MGR6 and the hole is currently at a depth of 1,856m. The Vaal Reef is expected to be intersected in May 2010. Progress on
MGR8 was also slow due to weak rock formations. The hole is currently at 3,071m and a reef intersection is anticipated in November 2009.
At Obuasi in Ghana, exploration drilling below 50L has been halted due to flooding. Pumping is underway and drilling is scheduled to recommence in November 2009. Drilling above 50L was delayed due to poor ventilation and the year to date drilling programme is behind budget.
In Argentina, at Cerro Vanguardia, the exploration programme was completed in September. Mineral
Resource models were completed for the Cuncuna and Verónica veins, whilst geological work continues in the Volcán area. Aeromagnetic data will be collected in November.

In Australia, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes. An
RC drill programme to test the SSZ crown pillar below the North Wall Cut Back has commenced. This will fill gaps within the resource block model and provide additional and immediate high-grade opportunities to advance the mining of the open pit area. Drilling to test the down-plunge extensions of the Cosmo lode has commenced and the zone, where the Cosmo and Astro structures interact, is being re-evaluated.
Opportunities have also been identified for open-pittable satellite targets, which will remain the focus of exploration, together with the known underground targets.
In Brazil, at the Córrego do Sítio Sulphide Project, drilling continued with 6,531m being drilled from surface,
5,109m drilled from underground and 1,371m of underground development. At the Lamego project, 5,531m of surface drilling and 1,135m of underground development were completed. At Serra Grande drilling focused on the Fiuca and Pequizão targets and a total of 8,673m were drilled during the quarter. During
October drilling with the Devidrill system will start. The system operates from a single location and is expected to save drilling meters and reduce the environmental damage by restricting drill site clearance.
At Siguiri in Guinea, infill drilling was focused at Sintroko South Extension, Kami and Kosise. Aircore drilling at Sintroko North and Tubani was done to assess the potential between the Tubani and Bidini pits. Drilling of fresh rock targets resumed from the bottom of the northern section of the Bidini pit.
At Geita in Tanzania, exploration activities focused on three activities: Ground Geophysical Surveys, core re-
logging programme of the Central Thrust Ramp ore zones and the infill drilling programme for Nyankanga
Cut 7 and Geita Hill. Approval for GGM Special Mining License (SML) enlargement was received from the
Ministry of Energy and Minerals (MEM) on the 24th of September 2009, whereby Katoma, Nyamonge East,
Katoma East and Geita Hill PL’s are included in GGM SML 45/99, for an addition of 196km
2
. Also, approval
of time extension for Geita West, Kukuluma and Nyankumbu Prospective Licences was granted by the MEM.
This approval grants Geita 18 additional months to complete exploration works and bring potential targets to pre-feasibility level, as defined by Tanzania Mine Act.
At the FE4 pit at Sadiola in Mali, the mineralisation has been extended along strike between the pits and appears to be controlled by NE trending structures. Geological modeling is currently being undertaken. An airborne magnetic survey was completed in September. Preliminary images from this detailed geophysical survey have already identified several previously unidentified structural trends. It is expected that detailed investigation will identify priority targets.
At Yatela, approval has been given to allow 27,000m of drilling at the Yatela Main Pit, Yatela Extensions and
Alamoutala projects. This programme will meet the expectations of the initial drill programme as well as delineate further areas to allow AMS to continue mining post December 2009. At Alamoutala, 4,710m of RC drilling was completed in September. A total of 7,000m of drilling is planned and will be completed by the end of October.
At Navachab in Namibia, off mine exploration drilling was carried out in the Gecko valley, whilst on mine exploration drilling was conducted in the NP2 FW vein extension and North Pit 2 plunge extension areas.
At Cripple Creek & Victor in the United States, resource extension drilling continued during the quarter.
Studies continue to quantify the potential high grade Mineral Resource. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.

Group
operating results
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OPERATING RESULTS
UNDERGROUND OPERATIONS
Milled
- 000 tonnes
/ - 000 tons
3,090
2,912
3,178
9,035
9,108
3,406
3,210
3,503
9,959
10,040
Yield
- g / t
/ - oz / t
6.41
6.33
6.84
6.32
6.95
0.187
0.185
0.200
0.184
0.203
Gold produced
- kg
/ - oz (000)
19,816
18,424
21,737
57,097
63,346
637
592
699
1,836
2,037
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/ - 000 tons
3,102
3,345
3,078
9,710
8,779
3,419
3,687
3,393
10,703
9,677
Yield
- g / t
/ - oz / t
0.49
0.49
0.40
0.52
0.42
0.014
0.014
0.012
0.015
0.012
Gold produced
- kg
/ - oz (000)
1,527
1,653
1,229
5,005
3,647
49
53
40
161
117
OPEN-PIT OPERATIONS
Mined
- 000 tonnes
/ - 000 tons
37,408
43,894
44,777
126,654
135,667
41,235
48,385
49,358
139,612
149,547
Treated
- 000 tonnes
/ - 000 tons
6,713
6,487
6,318
18,937
18,813
7,400
7,151
6,964
20,874
20,738
Stripping ratio
- t (mined total - mined ore) / t mined ore
6.08
6.35
6.24
5.92
5.44
6.08
6.35
6.24
5.92
5.44
Yield
- g / t
/ - oz / t
1.95
1.92
2.15
1.95
2.16
0.057
0.056
0.063
0.057
0.063
Gold in ore
- kg
/ - oz (000)
8,604
8,231
4,089
24,586
28,766
277
265
131
790
925
Gold produced
- kg
/ - oz (000)
13,077
12,430
13,573
36,913
40,691
420
400
436
1,187
1,308
HEAP LEACH OPERATIONS
Mined
- 000 tonnes
/ - 000 tons
14,605
14,489
13,475
42,976
41,042
16,099
15,971
14,854
47,373
45,241
Placed
1
- 000 tonnes
/ - 000 tons
4,409
5,195
6,026
15,209
17,602
4,860
5,727
6,642
16,766
19,402
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.52
1.67
1.38
1.85
1.42
2.52
1.67
1.38
1.85
1.42
Yield
2
- g / t
/ - oz / t
0.60
0.71
0.56
0.63
0.62
0.018
0.021
0.016
0.018
0.018
Gold placed
3
- kg
/ - oz (000)
2,667
3,692
3,376
9,579
10,918
86
119
109
308
351
Gold produced
- kg
/ - oz (000)
2,505
2,543
2,797
7,267
7,846
81
82
90
233
252
TOTAL
Gold produced
- kg
/ - oz (000)
36,925
35,050
39,336
106,282
115,530
1,187
1,127
1,265
3,417
3,714
Gold sold
- kg
/ - oz (000)
38,435
34,459
40,902
105,478
116,704
1,236
1,108
1,315
3,391
3,752
Price received
- R / kg
/ - $ / oz
- sold
61,095
241,505
160,127
185,498
100,660
261
897
644
653
416
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg
/ - $ / oz
- sold
225,388
241,505
160,127
245,364
174,646
906
897
644
888
707
Total cash costs
- R / kg
/ - $ / oz
- produced
133,274
127,956
121,440
134,192
111,540
534
472
486
485
451
Total production costs
- R / kg
/ - $ / oz
- produced
166,355
161,909
152,945
169,536
142,586
667
598
612
612
576
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
328
313
346
312
330
10.56
10.08
11.12
10.02
10.60
Actual
- g
/ - oz
301
289
321
293
314
9.68
9.30
10.32
9.41
10.10
CAPITAL EXPENDITURE
- Rm
/ - $m
1,842
2,228
2,623
6,451
6,911
232
261
338
734
899
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Nine months
ended
Nine months
ended

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
8,806
6,817 7,205 22,447 22,019
Gold income
8,512
6,481 6,851 21,511 21,258
Cost of sales
3
(6,168)
(5,212) (6,148) (17,001) (15,630)
(Loss) gain on non-hedge derivatives and other commodity contracts 4
(11,216)
1,783 148 (9,228) (6,875)
Gross (loss) profit
(8,872)
3,051 851 (4,718) (1,248)
Corporate administration and other expenses
(264)
(300) (255) (916) (727)
Market development costs
(24)
(25) (25) (77) (73)
Exploration costs
(311)
(243) (205) (776) (739)
Other operating expenses
5
(36)
(51) (73) (137) (89)
Operating special items
6
(231)
739 121 448 476
Operating (loss) profit
(9,738)
3,171 415 (6,176) (2,400)
Interest received
121
92 248 311 429
Exchange gain
25
285 51 326 25
Fair value adjustment on option component of convertible bond
(60)
(123) - (183) 183
Finance costs and unwinding of obligations
(305)
(322) (235) (879) (701)
Share of equity accounted investments' profit (loss)
175
160 (98) 558 (796)
(Loss) profit before taxation
(9,782)
3,263 381 (6,043) (3,261)
Taxation 7
1,650
(915) (577) 351 (900)
(Loss) profit after taxation from continuing operations
(8,132)
2,348 (196) (5,692) (4,161)
Discontinued operations
Profit from discontinued operations
-
- 6 - 194
(Loss) profit for the period
(8,132)
2,348 (190) (5,692) (3,968)
Allocated as follows:
Equity shareholders
(8,245)
2,304 (247) (5,940) (4,236)
Minority interest
113
44 57 248 268
(8,132)
2,348 (190) (5,692) (3,968)
Basic (loss) profit per ordinary share (cents)
1
(Loss) profit from continuing operations
(2,286)
642 (73) (1,653) (1,457)
Profit from discontinued operations
-
- 2 - 64
(Loss) profit
(2,286)
642 (71) (1,653) (1,393)
Diluted (loss) profit per ordinary share (cents)
2
(Loss) profit from continuing operations
(2,286)
641 (73) (1,653) (1,457)
Profit from discontinued operations
-
- 2 - 64
(Loss) profit
(2,286)
641 (71) (1,653) (1,393)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
1,140
814 930 2,642 2,859
Gold income
1,101
773 885 2,533 2,761
Cost of sales
3
(796)
(617) (790) (1,981) (2,029)
(Loss) gain on non-hedge derivatives and other commodity contracts 4
(1,421)
231 92 (1,170) (528)
Gross (loss) profit
(1,116)
387 186 (618) 204
Corporate administration and other expenses
(34)
(36) (33) (105) (94)
Market development costs
(3)
(3) (3) (9) (9)
Exploration costs
(40)
(29) (26) (91) (96)
Other operating expenses
5
(5)
(6) (9) (16) (11)
Operating special items
6
(31)
92 16 55 62
Operating (loss) profit
(1,229)
406 130 (784) 55
Interest received
16
11 32 36 56
Exchange gain
3
36 6 40 3
Fair value adjustment on option component of convertible bond
(9)
(15) - (24) 24
Finance costs and unwinding of obligations
(39)
(39) (30) (103) (91)
Share of equity accounted investments' profit (loss)
22
19 (12) 64 (100)
(Loss) profit before taxation
(1,236)
418 126 (771) (53)
Taxation 7
209
(113) (69) 57 (115)
(Loss) profit after taxation from continuing operations
(1,027)
304 57 (714) (169)
Discontinued operations
Profit from discontinued operations
-
- 1 - 24
(Loss) profit for the period
(1,027)
304 58 (714) (144)
Allocated as follows:
Equity shareholders
(1,042)
299 51 (743) (179)
Minority interest
15
5 7 29 35
(1,027)
304 58 (714) (144)
Basic (loss) profit per ordinary share (cents)
1
(Loss) profit from continuing operations
(289)
83 15 (207) (67)
Profit from discontinued operations
-
- - - 8
(Loss) profit
(289)
83 15 (207) (59)
Diluted (loss) profit per ordinary share (cents)
2
(Loss) profit from continuing operations
(289)
83 15 (207) (67)
Profit from discontinued operations
-
- - - 8
(Loss) profit
(289)
83 15 (207) (59)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
(Loss) profit for the period
(8,132)
2,348 (190) (5,692) (3,968)
Exchange differences on translation of foreign operations
336
(2,401) 424 (1,889) 4,597
Net loss on cash flow hedges reported in gold sales
122
322 396 974 1,413
Net (loss) gain on cash flow hedges
(142)
321 141 8 (622)
Hedge ineffectiveness on cash flow hedges
(18)
7 (1) 25 (3)
Realised (losses) gains on hedges of capital items
(35)
36 - (14) -
Deferred taxation thereon
17
(176) (132) (250) (196)
(56)
510 404 743 592
Net gain (loss) on available for sale financial assets
100
(47) (14) 136 (81)
Release on disposal of available for sale financial assets
-
- (2) - (8)
Deferred taxation thereon
(4)
(1) 7 (8) 23
96
(48) (9) 128 (66)
Actuarial loss recognised
-
- (193) - (193)
Deferred taxation thereon
-
- 69 - 66
-
- (124) - (127)
Other comprehensive income (expense) for the period net of tax
376
(1,939) 695 (1,018) 4,996
Total comprehensive (expense) income for the period net of tax
(7,756)
409 505 (6,710) 1,028
Allocated as follows:
Equity shareholders
(7,869)
361 424 (6,968) 729
Minority interest
113
48 81 258 299
(7,756)
409 505 (6,710) 1,028
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
(Loss) profit for the period
(1,027)
304 58 (714) (144)
Exchange differences on translation of foreign operations
76
290 (218) 350 (294)
Net loss on cash flow hedges reported in gold sales
19
39 51 112 184
Net (loss) gain on cash flow hedges
(15)
33 19 1 (81)
Hedge ineffectiveness on cash flow hedges
(2)
2 - 3 -
Realised (losses) gains on hedges of capital items
(4)
4 - (2) -
Deferred taxation thereon
1
(24) (16) (32) (24)
(1)
54 54 82 79
Net gain (loss) on available for sale financial assets
12
(4) (2) 16 (11)
Release on disposal of available for sale financial assets
-
- - - (1)
Deferred taxation thereon
(1)
- - (1) 2
11
(4) (2) 15 (10)
Actuarial loss recognised
-
- (25) - (25)
Deferred taxation thereon
-
- 9 - 9
-
- (16) - (16)
Other comprehensive income (expense) for the period net of tax
86
340 (182) 447 (241)
Total comprehensive (expense) income for the period net of tax
(941)
644 (124) (267) (385)
Allocated as follows:
Equity shareholders
(956)
639 (135) (297) (424)
Minority interest
15
5 11 30 39
(941)
644 (124) (267) (385)
Rounding of figures may result in computational discrepancies.

Group
statement of financial position
As at
As at
As at
As at
September
June
December
September
2009
2009
2008
2008
SA Rand million
Note
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
37,416
37,111 41,081 55,085
Intangible assets
1,315
1,264 1,403 3,287
Investments in associates and equity accounted joint ventures
1,890
1,805 2,814 2,846
Other investments
961
820 625 663
Inventories
2,550
2,432 2,710 2,389
Trade and other receivables
766
696 585 531
Derivatives
-
15 - -
Deferred taxation
487
390 475 111
Other non-current assets
30
31 32 88
45,415
44,564 49,725 65,000
Current assets
Inventories
4,997
5,212 5,663 5,342
Trade and other receivables
3,586
3,534 2,076 2,076
Derivatives
2,900
3,551 5,386 3,851
Current portion of other non-current assets
2
2 2 2
Cash restricted for use
501
487 415 499
Cash and cash equivalents
8,328
17,768 5,438 4,585
20,314
30,554 18,980 16,355
Non-current assets held for sale
642
669 7,497 10
20,956
31,223 26,477 16,365
TOTAL ASSETS
66,371
75,787 76,202 81,365
EQUITY AND LIABILITIES
Share capital and premium 10
39,759
37,547 37,336 36,525
Retained earnings and other reserves
(21,601)
(13,570) (14,380) (6,579)
Minority interests
848
792 790 655
Total equity
19,006
24,768 23,746 30,601
Non-current liabilities
Borrowings
12,512
12,857 8,224 6,865
Environmental rehabilitation and other provisions
3,530
3,492 3,860 3,805
Provision for pension and post-retirement benefits
1,280
1,279 1,293 1,257
Trade, other payables and deferred income
107
111 99 72
Derivatives
1,249
1,215 235 313
Deferred taxation
4,272
6,032 5,838 8,170
22,950
24,986 19,549 20,483
Current liabilities
Current portion of borrowings
1,867
7,846 10,046 8,581
Trade, other payables and deferred income
4,449
4,014 4,946 4,857
Derivatives
16,954
13,011 16,426 15,998
Taxation
1,079
1,098 1,033 846
24,349
25,969 32,451 30,282
Non-current liabilities held for sale
66
64 456 -
24,415
26,033 32,907 30,282
Total liabilities
47,365
51,019 52,456 50,764
TOTAL EQUITY AND LIABILITIES
66,371
75,787 76,202 81,365
Net asset value - cents per share
5,195
6,916 6,643 8,628
Rounding of figures may result in computational discrepancies.

Group
statement of financial position
As at
As at
As at
As at
September
June
December
September
2009
2009
2008
2008
Restated
US Dollar million
Note
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
4,980
4,813 4,345 6,663
Intangible assets
175
164 148 398
Investments in associates and equity accounted joint ventures
252
234 298 344
Other investments
128
106 66 80
Inventories
339
315 287 289
Trade and other receivables
102
90 62 64
Derivatives
-
2 - -
Deferred taxation
65
51 50 13
Other non-current assets
4
4 3 11
6,045
5,780 5,259 7,863
Current assets
Inventories
665
676 599 646
Trade and other receivables
477
458 220 251
Derivatives
386
461 570 466
Current portion of other non-current assets
-
- - -
Cash restricted for use
67
63 44 60
Cash and cash equivalents
1,108
2,305 575 555
2,703
3,963 2,008 1,978
Non-current assets held for sale
85
87 793 1
2,788
4,050 2,801 1,979
TOTAL ASSETS
8,833
9,830 8,060 9,842
EQUITY AND LIABILITIES
Share capital and premium 10
5,794
5,508 5,485 5,403
Retained earnings and other reserves
(3,378)
(2,398) (3,057) (1,781)
Minority interests
113
103 83 79
Total equity
2,529
3,212 2,511 3,702
Non-current liabilities
Borrowings
1,665
1,668 870 830
Environmental rehabilitation and other provisions
470
453 408 460
Provision for pension and post-retirement benefits
170
166 137 152
Trade, other payables and deferred income
14
14 11 9
Derivatives
166
158 25 38
Deferred taxation
569
782 617 988
3,054
3,241 2,068 2,478
Current liabilities
Current portion of borrowings
249
1,018 1,063 1,038
Trade, other payables and deferred income
592
521 524 587
Derivatives
2,256
1,687 1,737 1,935
Taxation
144
142 109 102
3,241
3,368 3,433 3,663
Non-current liabilities held for sale
9
8 48 -
3,250
3,376 3,481 3,663
Total liabilities
6,304
6,617 5,549 6,140
TOTAL EQUITY AND LIABILITIES
8,833
9,830 8,060 9,842
Net asset value - cents per share
691
897 702 1,044
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
8,545
6,928 6,818 21,877 21,345
Payments to suppliers and employees
(6,147)
(5,135) (6,193) (15,008) (18,218)
Cash generated from operations
2,398
1,793 625 6,869 3,127
Cash generated (utilised) by discontinued operations
-
- 9 - (7)
Dividend received from equity accounted investments
21
421 141 615 483
Taxation paid
(234)
(340) (129) (998) (902)
Cash utilised for hedge buyback costs
(6,315)
- (7,755) (6,315) (8,504)
Net cash (outflow) inflow from operating activities
(4,130)
1,874 (7,108) 171 (5,804)
Cash flows from investing activities
Capital expenditure
(1,836)
(2,189) (2,615) (6,413) (6,881)
Proceeds from disposal of tangible assets
43
7,156 25 7,216 268
Proceeds from disposal of assets of discontinued operations
-
- 1 - 79
Other investments acquired
(328)
(33) (228) (521) (572)
Associates acquired
-
(9) (3) (9) (3)
Proceeds on disposal of associate
-
- (13) - 383
Associates' loans advanced
-
- (36) - (35)
Associates' loans repaid
-
3 2 3 32
Proceeds from disposal of investments
258
60 214 484 526
(Increase) decrease in cash restricted for use
(16)
10 24 (110) (144)
Interest received
129
88 256 316 440
Loans advanced
-
(1) - (1) (3)
Repayment of loans advanced
1
1 1 2 2
Net cash (outflow) inflow from investing activities
(1,749)
5,086 (2,372) 967 (5,907)
Cash flows from financing activities
Proceeds from issue of share capital
2,215
15 13,494 2,345 13,580
Share issue expenses
(34)
(6) (410) (45) (410)
Proceeds from borrowings
6,709
7,092 2,305 24,739 5,412
Repayment of borrowings
(12,957)
(1,003) (4,402) (24,095) (4,589)
Finance costs paid
(110)
(245) (242) (766) (522)
Advanced proceeds from rights offer
-
- (6) - -
Dividends paid
(253)
- (254) (431) (455)
Net cash (outflow) inflow from financing activities
(4,430)
5,853 10,486 1,747 13,016
Net (decrease) increase in cash and cash equivalents
(10,309)
12,813 1,005 2,885 1,306
Translation
869
(919) (81) 5 33
Cash and cash equivalents at beginning of period
17,768
5,874 3,661 5,438 3,246
Cash and cash equivalents at end of period
8,328
17,768 4,585 8,328 4,585
Cash generated from operations
(Loss) profit before taxation
(9,782)
3,263 381 (6,043) (3,261)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
11,041
(525) (821) 12,136 4,215
Amortisation of tangible assets
1,107
1,095 1,111 3,463 3,233
Finance costs and unwinding of obligations
305
322 235 879 701
Environmental, rehabilitation and other expenditure
33
(27) 54 22 113
Operating special items
231
(733) (121) (441) (476)
Amortisation of intangible assets
4
4 4 14 11
Deferred stripping
(96)
(263) (124) (671) (278)
Fair value adjustment on option components of convertible bond
60
123 - 183 (183)
Interest receivable
(121)
(92) (248) (311) (429)
Share of equity accounted investments' (profit) loss
(175)
(160) 98 (558) 796
Other non-cash movements
23
(285) 295 (179) 412
Movements in working capital
(232)
(928) (238) (1,625) (1,727)
2,398
1,793 625 6,869 3,127
Movements in working capital
Decrease (increase) in inventories
104
1,153 (310) 817 (2,427)
(Increase) decrease in trade and other receivables
(125)
131 (241) (332) (753)
(Decrease) increase in trade and other payables
(211)
(2,212) 312 (2,110) 1,452
(232)
(928) (238) (1,625) (1,727)
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2009
2009
2008
2009
2008
Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
1,104
811 884 2,561 2,781
Payments to suppliers and employees
(741)
(575) (765) (1,694) (2,359)
Cash generated from operations
363
236 119 867 422
Cash generated (utilised) by discontinued operations
-
- 1 - (1)
Dividend received from equity accounted investments
5
59 15 82 58
Taxation paid
(32)
(40) (16) (115) (117)
Cash utilised for hedge buyback costs
(797)
- (1,018) (797) (1,112)
Net cash (outflow) inflow from operating activities
(461)
255 (899) 37 (750)
Cash flows from investing activities
Capital expenditure
(239)
(257) (337) (737) (895)
Proceeds from disposal of tangible assets
5
893 3 900 35
Proceeds from disposal of assets of discontinued operations
-
- - - 10
Other investments acquired
(39)
(5) (29) (60) (74)
Associates acquired
-
(1) 1 (1) 1
Proceeds on disposal of associate
-
- - - 50
Associates' loans advanced
-
- (5) - (4)
Associates' loans repaid
-
- - - 4
Proceeds from disposal of investments
31
8 28 56 68
(Increase) decrease in cash restricted for use
(2)
1 3 (11) (19)
Interest received
17
11 33 37 57
Loans advanced
-
- - - -
Repayment of loans advanced
-
- - - -
Net cash (outflow) inflow from investing activities
(227)
650 (303) 184 (768)
Cash flows from financing activities
Proceeds from issue of share capital
287
3 1,710 301 1,722
Share issue expenses
(5)
(1) (54) (6) (54)
Proceeds from borrowings
784
856 298 2,745 704
Repayment of borrowings
(1,573)
(111) (573) (2,708) (597)
Finance costs paid
(16)
(31) (31) (88) (68)
Advanced proceeds from rights offer
-
- (1) - -
Dividends paid
(32)
- (33) (50) (58)
Net cash (outflow) inflow from financing activities
(555)
716 1,317 194 1,649
Net (decrease) increase in cash and cash equivalents
(1,243)
1,621 114 415 131
Translation
46
71 (27) 118 (54)
Cash and cash equivalents at beginning of period
2,305
613 467 575 477
Cash and cash equivalents at end of period
1,108
2,305 555 1,108 555
Cash generated from operations
(Loss) profit before taxation
(1,236)
418 126 (771) (53)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1,398
(81) (178) 1,481 187
Amortisation of tangible assets
143
130 143 400 420
Finance costs and unwinding of obligations
39
39 30 103 91
Environmental, rehabilitation and other expenditure
5
(3) 7 3 14
Operating special items
31
(92) (16) (54) (62)
Amortisation of intangible assets
1
1 - 2 1
Deferred stripping
(13)
(31) (16) (75) (36)
Fair value adjustment on option components of convertible bond
9
15 - 24 (24)
Interest receivable
(16)
(11) (32) (36) (56)
Share of equity accounted investments' (profit) loss
(22)
(19) 12 (64) 100
Other non-cash movements
3
(36) 37 (24) 51
Movements in working capital
21
(94) 5 (122) (211)
363
236 119 867 422
Movements in working capital
(Increase) decrease in inventories
(12)
(74) 14 (120) (150)
Increase in trade and other receivables
(25)
(44) (17) (100) (56)
Increase (decrease) in trade and other payables
58
24 7 98 (6)
21
(94) 5 (122) (211)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
capital &
capital
Retained
hedge
sale
(losses)
translation
Minority
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2007
22,371
714 (5,524) (1,634) 59 (108) 326 16,204 429 16,633
(Loss) profit for the period (4,236) (4,236) 268 (3,968)
Comprehensive income (expense) 561 (66) (127) 4,597 4,965 31 4,996
Total comprehensive (expense) income
-                               -             (4,236)              561                  (66)              (127)            4,597                729                 299              1,028
Shares issued
14,154
14,154 14,154
Share-based payment for share awards 161 161 161
Dividends paid (324) (324) (324)
Dividends of subsidiaries - (131) (131)
Transfers to other reserves 12 (12) - -
Acquisition of minority interest (853) (853) 6 (847)
Translation (5) (122) 2 (125) 52 (73)
Balance at September 2008
36,525 882 (10,949) (1,195) (7) (233) 4,923 29,946 655 30,601
Balance at December 2008
37,336
799 (22,879) (1,008) (18) (347) 9,073 22,956 790 23,746
(Loss) profit for the period (5,940) (5,940) 248 (5,692)
Comprehensive income (expense) 733 128 (1,889) (1,028) 10 (1,018)
Total comprehensive (expense) income
-                                 -             (5,940)              733                 128                      -           (1,889)            (6,968)              258           (6,710)
Shares issued
2,423
2,423 2,423
Share-based payment for share awards 120 120 120
Dividends paid (392) (392) (392)
Dividends of subsidiaries - (43) (43)
Translation (23) 43 (3) 2 19 (157) (138)
Balance at September 2009
39,759 896 (29,211) (232) 107 (345) 7,184 18,158 848 19,006
US Dollar million
Balance at December 2007
3,608
105 (1,020) (240) 9 (16) (67) 2,379 63 2,442
(Loss) profit for the period (179) (179) 35 (144)
Comprehensive income (expense) 75 (10) (16) (294) (245) 4 (241)
Total comprehensive (expense) income
-                                 -                 (179)                 75                (10)                 (16)             (294)              (424)                 39              (385)
Shares issued 1,795 1,795 1,795
Share-based payment for share awards 21 21 21
Dividends paid (41) (41) (41)
Dividends of subsidiaries - (17) (17)
Transfers to other reserves 1 (1) - -
Acquisition of minority interest (111) (111) 1 (110)
Translation (20) 20 4 4 (7) (3)
Balance at September 2008 - restated
5,403 107 (1,352) (145) (1) (28) (361) 3,623 79 3,702
Balance at December 2008 5,485 85 (2,368) (107) (2) (37) (628) 2,428 83 2,511
(Loss) profit for the period (743) (743) 29 (714)
Comprehensive income 81 15 350 446 1 447
Total comprehensive (expense) income
-                                   -                 (743)                81                   15                     -                350               (297)                  30              (267)
Shares issued
309
309 309
Share-based payment for share awards 14 14 14
Dividends paid (45) (45) (45)
Dividends of subsidiaries - (5) (5)
Translation 20 (5) 1 (9) 7 5 12
Balance at September 2009
5,794 119 (3,156) (31) 14 (46) (278) 2,416 113 2,529
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and nine months ended 30 September 2009
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
Southern Africa
4,081
3,391 3,071 10,517 8,747
530
404 399 1,242 1,137
Continental Africa
2,111
1,701 1,936 5,293 7,325
270
202 248 622 945
Australia
(1)
449
(104) 582 971 1,401
58
(13) 75 108 186
South America
1,452
1,205 960 3,779 2,332
188
145 124 447 306
North America
420
288 303 950 1,453
54
35 39 114 187
8,512
6,481 6,851 21,511 21,258
1,101
773 885 2,533 2,761
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gross (loss) profit adjusted for
the (loss) gain on unrealised non-
hedge derivatives and other
commodity contracts
Southern Africa
(1,374)
1,186 545 1,495 (1,531)
(170)
143 72 143 (185)
Continental Africa
(1,640)
645 (394) (438) (2,255)
(205)
78 (49) (71) (280)
Australia
(499)
234 (94) (169) (629)
(63)
28 (12) (25) (78)
South America
(215)
552 110 821 (221)
(25)
67 15 92 (24)
North America
(126)
193 86 289 (71)
(15)
23 11 30 (7)
Other
15
54 (5) 156 143
2
9 - 19 18
Sub-total
(3,839)
2,864 249 2,154 (4,565)
(475)
347 37 188 (555)
Less equity accounted investments
(271)
(353) (65) (989) 378
(35)
(42) (9) (113) 46
(4,110)
2,511 184 1,165 (4,187)
(510)
305 28 74 (509)
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Adjusted gross profit (loss)
excluding hedge buyback costs
Southern Africa
906
1,186 545 3,775 2,672
118
143 72 431 345
Continental Africa
635
645 (394) 1,837 311
82
78 (49) 216 44
Australia
85
234 (94) 415 107
11
28 (12) 49 15
South America
668
552 110 1,704 716
87
67 15 203 94
North America
165
193 86 581 375
21
23 11 67 49
Other
15
54 (5) 156 17
2
8 - 18 2
Sub-total
2,476
2,864 249 8,468 4,197
321
347 37 984 549
Less equity accounted investments
(271)
(353) (65) (989) (366)
(35)
(42) (9) (113) (48)
2,205
2,511 184 7,480 3,831
287
305 28 871 501
Rounding of figures may result in computational discrepancies.
SA Rand million
AngloGold Ashanti has implemented IFRS8 “Operating Segments” with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.
US Dollar million
Quarter ended
Nine months ended
Quarter ended
Nine months ended
(1)
The gold loss for Australia in the June 2009 quarter is due to the differing accounting treatment of normal sale exempted contracts and realised non-hedge derivatives.
Normal sale exempted contracts are disclosed under "gold income" whilst realised non-hedge derivatives are disclosed under "non-hedge derivative and other commodity contracts". On an aggregated basis the loss on "gold income" and the significant gain on the "non-hedge derivatives" resulted in a total gold price received of $892/oz.
Quarter ended
Nine months ended
Quarter ended
Nine months ended
SA Rand million US Dollar million
SA Rand million US Dollar million
Quarter ended
Nine months ended
Quarter ended
Nine months ended

Segmental reporting (continued)
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
(1)
Southern Africa
15,014
14,011
17,273
43,979
50,611
483
450
555
1,414
1,627
Continental Africa
12,155
12,006
11,962
34,809
36,129
391
386
385
1,119
1,162
Australia
3,176
2,928
3,590
9,145
10,826
102
94
115
294
348
South America
4,896
4,488
4,556
13,311
12,370
157
144
146
428
398
North America
1,684
1,617
1,955
5,038
5,594
54
52
63
162
180
36,925
35,050
39,336
106,282
115,530
1,187
1,127
1,265
3,417
3,714
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
(1)
Southern Africa
927
821
804
2,440
2,029
116
95
103
280
264
Continental Africa
308
316
551
1,001
1,351
40
37
71
115
176
Australia
61
538
936
1,539
2,564
8
66
121
169
334
South America
357
346
266
989
742
45
40
34
114
97
North America
163
190
45
431
185
20
21
6
50
24
Other
26
17
21
51
40
3
2
3
6
4
1,842
2,228
2,623
6,451
6,911
232
261
338
734
899
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2009
2009
2008
2008
2009
2009
2008
2008
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Total assets
Southern Africa
22,778
20,775
20,244
19,874
3,031
2,695
2,141
2,404
Continental Africa
20,385
20,627
24,405
34,770
2,713
2,675
2,581
4,206
Australia
6,728
12,395
12,936
11,982
895
1,608
1,368
1,449
South America
9,061
8,564
10,386
8,250
1,206
1,111
1,098
998
North America
5,002
4,757
5,422
4,592
666
617
573
555
Other
2,919
9,167
3,658
2,587
389
1,189
388
313
66,873
76,285
77,051
82,056
8,900
9,894
8,149
9,925
Less equity accounted investments
(502)
(498)
(849)
(691)
(67)
(65)
(89)
(84)
Total assets
66,371
75,787
76,202
81,365
8,833
9,830
8,060
9,842
Rounding of figures may result in computational discrepancies.
kg
SA Rand million
oz (000)
Nine months ended
Quarter ended
Nine months ended
Quarter ended
US Dollar million
(1)
Gold production and capital expenditure includes equity accounted investments.
SA Rand million
US Dollar million
Nine months ended
Quarter ended
Nine months ended
Quarter ended

Notes
for the quarter and nine months ended 30 September 2009
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised
International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – “Presentation of Financial Statements” and IFRS8 “Operating
Segments”. As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2009.
2. Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited      Unaudited      Unaudited      Unaudited       Unaudited     Unaudited       Unaudited      Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Gold income
8,512
6,481 6,851 21,511 21,258
1,101
773 885 2,533 2,761
By-products (note 3)
173
244 106 625 332
23
30 14 73 43
Interest received
121
92 248 311 429
16
11 32 36 56
8,806
6,817 7,205 22,447 22,019
1,140
814 930 2,642 2,859
3.
Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep          Jun                  Sep                  Sep                 Sep                Sep               Jun                Sep               Sep                 Sep
2009           2009                2008
2009
2008
2009
2009              2008              2009                2008
Unaudited    Unaudited       Unaudited      Unaudited       Unaudited      Unaudited      Unaudited       Unaudited     Unaudited       Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,719)
(4,280) (4,540) (13,628) (11,916)
(608)
(507) (584) (1,583) (1,548)
By-products revenue (note 2)
173
244 106 625 332
23
30 14 73 43
By-products cash operating costs
(74)
(105) (57) (275) (221)
(10)
(13) (8) (32) (29)
(4,620)
(4,141) (4,491) (13,278) (11,805)
(595)
(490) (578) (1,542) (1,534)
Other cash costs
(222)
(182) (177) (611) (538)
(29)
(22) (23) (71) (70)
Total cash costs
(4,842)
(4,323) (4,668) (13,888) (12,343)
(624)
(512) (601) (1,613) (1,604)
Retrenchment costs
(17)
(40) (14) (71) (56)
(2)
(5) (2) (8) (7)
Rehabilitation and other non-cash
costs
(96)
(32) (102) (187) (221)
(12)
(4) (13) (22) (28)
Production costs
(4,955)
(4,395) (4,784) (14,147) (12,620)
(638)
(521) (616) (1,643) (1,639)
Amortisation of tangible assets
(1,107)
(1,095) (1,111) (3,463) (3,233)
(143)
(130) (143) (400) (420)
Amortisation of intangible assets
(4)
(4) (4) (14) (11)
(1)
(1) - (2) (1)
Total production costs
(6,066)
(5,495) (5,899) (17,624) (15,864)
(781)
(652) (759) (2,045) (2,060)
Inventory change
(102)
282 (249) 622 234
(14)
34 (32) 65 31
(6,168)
(5,212) (6,148) (17,001) (15,630)
(796)
(617) (790) (1,981) (2,029)
Rounding of figures may result in computational discrepancies.

4.
(Loss) gain on non-hedge derivatives and other commodity contracts
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited      Unaudited      Unaudited     Unaudited       Unaudited      Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(139)
1,243 (519) 2,970 (1,797)
(19)
149 (66) 319 (230)
Realised loss on other commodity
contracts
-
- - - (253)
-
- - - (32)
Loss on hedge buyback costs
(6,315)
- - (6,315) (7,765)
(797)
- - (797) (979)
(Loss) gain on unrealised non-hedge
derivatives
(4,762)
540 666 (5,883) 2,876
(606)
82 158 (692) 705
Unrealised gain on other commodity
physical borrowings
-
- 1 - 26
-
- - - 3
Provision reversed for gain on future
deliveries of other commodities
-
- - - 37
-
- - - 5
(11,216)
1,783 148 (9,228) (6,875)
(1,421)
231 92 (1,170) (528)
5.
Other operating expenses
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited         Unaudited    Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(24)
(24)              (24)
(73) (72)
(3)
(3)               (3)                   (9)                   (9)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and
diseases, governmental fiscal claims
and costs of old tailings operations
(11)
(24)                (49)
(62) (17)
(2)
(3)                 (6)                  (7)                   (2)
Miscellaneous
(1)
(3) - (2) -
-
- - - -
(36)
(51)                (73)
(137) (89)
(5)
(6) (9) (16) (11)
6.
Operating special items
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Reimbursement of indirect tax
expenses
11
12 1 21 77
1
2 - 3 10
Siguiri royalty payment calculation
dispute with the Guinean
Administration
-
- - - (27)
-
- - - (4)
ESOP and BEE costs resulting from
rights offer
- - - - (76)
-
- - - (10)
Impairment of tangible assets (note 8)
(94)
- (3) (94) (7)
(13)
- - (13) (1)
Recovery of loan
-
- 34 - 34
-
- 4 - 4
Recovery (loss) on consignment stock
7
(116) - (109) -
1
(15) - (14) -
Provision for bad debt - Pamodzi Gold
-
(3) - (65) -
-
- - (6) -
(Loss) profit on disposal and
abandonment of land, mineral rights,
tangible assets and exploration
properties (note 8)
(156)
839 82 689 457
(21)
105 11 84 60
Insurance claim recovery (note 8)
-
7 - 7 -
-
1 - 1 -
(Loss) profit on disposal of investment
in associate (note 8)
-
- (12) - 18
-
- (2) - 2
Nufcor Uranium Trust contributions by
other members (note 8)
-
- 19 - -
-
- 3 - -
(231)
739 121 448 476
(31)
92 16 55 62
Rounding of figures may result in computational discrepancies.

7. Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited       Unaudited       Unaudited      Unaudited      Unaudited       Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
South
African
taxation
Mining tax
14
(108) - (93) -
2
(13) - (11) (1)
Non-mining tax
77
(126)                (21)
(79) (67)
10
(15)                 (3)                    (9)
(10)
Under provision prior year
(12)
(13)                (10)
(40) (61)
(2)
(2)                 (1)                    (5)                 (8)
Deferred taxation:
Temporary differences
(44)
12 (252) (355) 607
(6)
2 (33) (36) 75
Unrealised non-hedge
derivatives and other
commodity contracts
1,317
(238) 4 1,247 (742)
167
(30) 5 154 (90)
Change in statutory tax rate
-
- - - 69
-
- - - 9
1,353
(473)              (279)
680               (193)
171
(58) (32) 93 (24)
Foreign taxation
Normal taxation
(262)
(379)               (84)
(777) (420)
(34)
(46)               (11)                  (93)               (56)
(Under) over provision prior year
(27)
(3) 5 (41) 41
(4)
- 1 (5) 6
Deferred taxation:
Temporary differences
393
(155)               (207)
190               (224)
51
(21)                (26)                   25
               (29)
Unrealised non-hedge derivatives
and other commodity contracts
193
94 (12) 299 (104)
24
12 (1) 38 (13)
297
(442)               (298)
(329) (707)
38
(55)                 (37)               (36)                 (92)
1,650
(915)               (577)
351                (900)
209
(113) (69) 57 (115)
8.
Headline (loss) earnings
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited       Unaudited       Unaudited      Unaudited      Unaudited       Unaudited      Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
The (loss) profit attributable to equity
shareholders has been adjusted
by the following to arrive at
headline (loss) earnings:
(Loss) profit attributable to equity
shareholders
(8,245)
2,304 (247) (5,940) (4,236)
(1,042)
299 51 (743) (179)
Impairment of tangible assets
(note 6)
94
- 3 94 7
13
- - 13 1
Loss (profit) on disposal and
abandonment of land, mineral
rights, tangible assets and
exploration properties (note 6)
156
(839)                 (82)
(689) (457)
21
(105)                 (11)               (84)                 (60)
Nufcor Uranium Trust contributions
by other members (note 6)
-
- (19) - -
-
- (3) - -
Insurance claim recovery (note 6)
-
(7) - (7) -
-
(1) - (1) -
Loss (profit) on disposal of
investment in associate (note 6)
-
- 12 - (18)
-
- 2 - (2)
Profit on disposal of discontinued
assets
-
- (1) - (218)
-
- - - (27)
Impairment of investment in
associates
(2)
3 21 3 35
-
- 3 - 4
Profit on disposal of assets in
associate
-
- - - (23)
-
- - - (3)
Taxation on items above - current
portion
(48)
201 2 156 7
(6)
26 - 19 1
Taxation on items above - deferred
portion
(22)
(32) 13 (54) 17
(3)
(4) 2 (7) 2
Discontinued operations taxation on
items above
-
- - - (6)
-
- - - (1)
(8,068)
1,631 (298) (6,437) (4,891)
(1,018)
215 44 (803) (263)
Cents per share
(1)
Headline (loss) earnings
(2,237)
455 (86) (1,791) (1,609)
(282)
60 13 (223) (87)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.
Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited              Unaudited              Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
400,000,000               600,000,000         400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000                  4,280,000             4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000                  2,000,000             2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000                  5,000,000             5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
362,003,085
354,241,602
350,677,750                362,003,085        350,677,750
E ordinary shares in issue
3,832,568
3,879,290
4,002,887                   3,832,568            4,002,887
Total ordinary shares:
365,835,653
358,120,892
354,680,637                365,835,653        354,680,637
A redeemable preference shares
2,000,000
2,000,000
2,000,000                   2,000,000           2,000,000
B redeemable preference shares
778,896
778,896
778,896                     778,896              778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
356,194,586
354,198,056
  342,692,446              354,685,548        299,550,334
E ordinary shares
3,848,172
3,896,280
4 ,018,901                   3,894,634           4,068,636
Fully vested options
622,613
551,521
405,584                      774,457              418,312
Weighted average number of shares
360,665,371
  358,645,857
  347,116,931               359,354,639       304,037,282
Dilutive potential of share options
-
897,098
786,816                                 -                          -
Diluted number of ordinary shares
(1)
360,665,371
  359,542,955
   347,903,747              359,354,639        304,037,282
(1)  The basic and diluted number of ordinary shares is the same for the quarter ended September 2009, nine months ended September 2009 and nine months ended September 2008 as the effects of shares for performance related options are anti-dilutive.
10. Share capital and premium
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2009
2009                  2008                 2008                  2009                   2009
                2008
               2008
Restated
(1)
Unaudited         Unaudited
Unaudited
Unaudited
Unaudited
  Unaudited         Unaudited       Unaudited
SA Rand million US Dollar million
Balance at beginning of period

38,248
38,248 23,324 23,324
5,625
5,625 3,752 3,752
Ordinary shares issued
2,409
202
14,946 14,139
308
22 1,875 1,794
E ordinary shares cancelled
(17)                  (11)
(22) (17)
(2)
(1)                 (3)                      (2)
Sub-total
40,640
38,439 38,248 37,446
5,931
5,645 5,625 5,543
Redeemable preference shares held within the
group
(313)                (313)
(313) (313)
(53)
(53)                (53)                    (53)
Ordinary shares held within the group
                 (259)                (264)
(273) (278)
(38)
(38)                (40)                    (40)
E ordinary shares held within group
             (309)                (315)
(326) (330)
(45)
(46)                (47)                    (47)
Balance at end of period
39,759
37,547 37,336 36,525
5,794
5,508 5,485 5,403
(1) During 2009, the group changed its accounting policy to account for equity using historical rates of exchange. The effect of the change has been calculated retrospectively.
11.  Exchange rates
Sep
Jun
Dec
Sep
2009
2009
2008
2008
Unaudited
Unaudited
Unaudited
Unaudited
ZAR/USD average for the year to date
8.70
9.18                 8.25                   7.69
ZAR/USD average for the quarter
7.77
8.40                 9.92                    7.77
ZAR/USD closing
7.51
7.71                 9.46                    8.27
ZAR/AUD average for the year to date
6.48
6.49                 6.93                   7.02
ZAR/AUD average for the quarter
6.47
6.42                  6.67                   6.86
ZAR/AUD closing
6.62
6.21                  6.57                   6.66
BRL/USD average for the year to date
2.08
2.20                  1.84                   1.69
BRL/USD average for the quarter
1.87
2.07                  2.28                   1.67
BRL/USD closing
1.77
1.96                  2.34                  1.93
ARS/USD average for the year to date
3.70
3.63                  3.16                  3.11
ARS/USD average for the quarter
3.83
3.73                  3.33                  3.04
ARS/USD closing
3.84
3.80                  3.45                  3.12
Rounding of figures may result in computational discrepancies.

12.  Capital commitments
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2009
2009
2008
2008
2009
2009
2008
2008
Unaudited        Unaudited      Unaudited       Unaudited       Unaudited       Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
1,096
1,333                 775
2,292                  146
173 82 277
(1) Includes capital commitments relating to equity accounted joint ventures
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
13. Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 30 September 2009 are detailed below:
Guarantees and contingencies (millions)
SA rand
US dollar
Contingent liabilities
Groundwater pollution – South Africa
(1)
-
-
Deep groundwater pollution – South Africa
(2)
-
-
Sales tax on gold deliveries – Brazil
(3)
624
83
Other tax disputes – Brazil
(4)
128
17
Withholding taxes – Ghana
(5)
49
6
Financial Guarantees
Oro Group (Pty) Ltd
(6)
100
13
901
119
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the Group to take corrective action as follows:
(1)   Groundwater pollution – South Africa – AngloGold Ashanti has identified groundwater contamination plumes at its
Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation at this time.
(2)   Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. However, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one that is supported by all the mines located in these gold fields.
Toward this the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. Nevertheless, in view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation at this time.

(3)   Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. The MSG operation is co-
owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $46m. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $28m. The company believes both assessments are in violation of Federal legislation on sales taxes.
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold.
The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $9m.
(4)   AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m.
(5)   Withholding Taxes – Ghana – AngloGold Ashanti (Ghana) Limited received a tax assessment for $6m during
September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.
14.   Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•
Reimbursable value added tax due from the Tanzanian government amounts to $25m at 30 September 2009
(30 June 2009: $17m). The last audited value added tax return was for the period ended 31 August 2009 and at the balance sheet date was $21m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.8%.
•       Reimbursable fuel duties from the Tanzanian government amounts to $48m at 30 September 2009
(30 June 2009: $44m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to
$43m have been lodged with the Customs and Excise authorities, whilst claims for refund of $5m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
15.   Change in accounting policy
In terms of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management’s judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange. The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:
Share capital and premium - US Dollar million
2008                     2007
Previously at closing rate 3,425 3,292
Restated at historical rate 3,752 3,713
Impact on translation
327                       421
16.     Borrowings
AngloGold Ashanti’s borrowings are interest bearing.

17.    Post balance sheet events
After close of business on 15 October 2009, South African time, the Canadian Courts in British Columbia, approved the scheme of arrangement wherein Moto Goldmines Limited became a wholly owned subsidiary of a joint venture between AngloGold Ashanti Limited and Randgold Resources Limited. When any remaining conditions precedent have been fulfilled, AngloGold Ashanti will equity account the results of the joint venture.
18.    Announcements
On 31 August 2009, AngloGold Ashanti announced the launch of an equity offering to fund its proposed 50%
acquisition of Moto Goldmines Limited. This was followed by an announcement on 1 September 2009 detailing the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share
(ADR)) (or R288.32 per ordinary share) which price represented an approximate 3% discount to the closing price of an AngloGold Ashanti ADR on the NYSE on 31 August 2009. The offering closed on 8 September 2009 and total proceeds of some $284 million was received.
On 5 October 2009, AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to explore for, and ultimately mine, gold and other minerals and metals, excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.
Pursuant to its announcement of 5 August 2009, AngloGold Ashanti Limited announced on 15 October 2009 that it had acquired a 50% interest in Moto Goldmines Limited in a back-to-back joint venture agreement entered into with
Randgold Resources Limited following the acquisition by Randgold of the entire issued share capital of Moto.
19.    Dividend
Interim Dividend No. 106 of 60 South African cents of approximately 4.54 UK pence or approximately 0.10956 cedis per share was paid to registered shareholders on 28 August 2009, while a dividend of 1.7916 Australian cents per
CHESS Depositary Interest (CDI) was paid on the same day. On 31 August 2009, a dividend of 0.0010956 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary
Receipts (ADRs) on 8 September 2009 at a rate of 7.6553 US cents per American Depositary Share (ADS). Each
ADS represents one ordinary share.
In addition, directors declared interim Dividend No. E6 of 30 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 28 August 2009.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
30 October 2009

Non-GAAP
disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 8)
(8,068)
1,631
(298)
(6,437)
(4,891)
(1,018)
215
44
(803)
(263)
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
4,762
(540)
(667)
5,883
(2,939)
606
(82)
(158)
692
(713)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts
(1,510)
144
9
(1,546)
966
(191)
18
(4)
(191)
118
Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity
contracts
-
-
-
-
30
-
-
-
-
4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts
-
-
-
-
(2)
-
-
-
-
-
Fair value adjustment on option component of convertible bond
60
123
-
183
(183)
8
15
-
24
(24)
Headline (loss) earnings adjusted for the (loss) gain on
unrealised non-hedge derivatives, other commodity contracts
and fair value adjustments on convertible bond
(1)
(4,757)
1,359
(956)
(1,917)
(7,019)
(596)
167
(119)
(279)
(880)
Cents per share
(2)
Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
(1)
(1,319)
379
(275)
(533)
(2,309)
(165)
47
(34)
(78)
(289)
(1)
-
-
-
-
-
-
-
(2)
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross (loss) profit to gross profit adjusted for the
(loss) gain on unrealised non-hedge derivatives and other
commodity
Gross (loss) profit
(8,872)
3,051
851
(4,718)
(1,248)
(1,116)
387
186
(618)
204
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
4,762
(540)
(667)
5,883
(2,939)
606
(82)
(158)
692
(713)
Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts
(4,110)
2,511
184
1,165
(4,187)
(510)
305
28
74
(509)
Realised loss on other commodity contracts (note 4)
-
-
-
-
253
-
-
-
-
32
Loss on hedge buyback costs (note 4)
6,315
-
-
6,315
7,765
797
-
-
797
979
Adjusted gross profit excluding hedge buyback costs
2,205
2,511
184
7,480
3,831
287
305
28
871
501
Rounding of figures may result in computational discrepancies.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL)
uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
SA Rand million
US Dollar million
SA Rand million
The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Calculated on the basic weighted average number of ordinary shares.
Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Nine months ended
Nine months ended
Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
The unrealised fair value change on the onerous uranium contracts.
Quarter ended
Nine months ended
Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts
Nine months ended
Quarter ended

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
C
Price received
Gold income (note 2)
8,512
6,481
6,851
21,511
21,258
1,101
773
885
2,533
2,761
Adjusted for minority interests
(310)
(197)
(256)
(748)
(769)
(40)
(24)
(33)
(88)
(100)
8,202
6,284
6,595
20,763
20,489
1,061
749
852
2,445
2,661
(Loss) gain on realised non-hedge derivatives (note 4)
(139)
1,243
(519)
2,970
(1,797)
(19)
149
(66)
319
(230)
Loss on accelerated settlement of non-hedge derivatives (note 4)
(6,315)
-
-
(6,315)
(7,765)
(797)
-
-
(797)
(979)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
600
796
473
2,148
820
77
95
61
247
111
Attributable gold income including realised non-hedge derivatives
2,348
8,322
6,550
19,566
11,747
323
993
847
2,214
1,563
Attributable gold sold - kg / - oz (000)
38,435
34,459
40,902
105,478
116,704
1,236
1,108
1,315
3,391
3,752
Revenue price per unit - R/kg / - $/oz
61,095
241,505
160,127
185,498
100,660
261
897
644
653
416
Attributable gold income including realised non-hedge derivatives as above
2,348
8,322
6,550
19,566
11,747
323
993
847
2,214
1,563
Loss on accelerated settlement of non-hedge derivatives (note 4)
6,315
-
-
6,315
7,765
797
-
-
797
979
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives
-
-
-
-
869
-
-
-
-
110
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives
8,663
8,322
6,550
25,880
20,382
1,120
993
847
3,011
2,651
Attributable gold sold - kg / - oz (000)
38,435
34,459
40,902
105,478
116,704
1,236
1,108
1,315
3,391
3,752
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz
225,388
241,505
160,127
245,364
174,646
906
897
644
888
707
D
Total costs
Total cash costs (note 3)
4,842
4,323
4,668
13,888
12,343
624
512
601
1,613
1,604
Adjusted for minority interests and non-gold producing companies
(228)
(214)
(240)
(655)
(538)
(29)
(25)
(31)
(75)
(70)
Associates' and equity accounted joint ventures share of total cash costs
307
376
349
1,029
1,081
39
45
45
119
141
Total cash costs adjusted for minority interests and non-gold producing companies
4,921
4,485
4,777
14,262
12,886
634
532
615
1,656
1,675
Retrenchment costs (note 3)
17
40
14
71
56
2
5
2
8
7
Rehabilitation and other non-cash costs (note 3)
96
32
102
187
221
12
4
13
22
28
Amortisation of tangible assets (note 3)
1,107
1,095
1,111
3,463
3,233
143
130
143
400
420
Amortisation of intangible assets (note 3)
4
4
4
14
11
1
1
-
2
1
Adjusted for minority interests and non-gold producing companies
(42)
(30)
(63)
(117)
(151)
(5)
(4)
(8)
(14)
(20)
Associate's and equity accounted joint ventures share of
production costs
40
48
72
138
216
5
6
9
16
29
Total production costs adjusted for minority interests
and non-gold producing companies
6,143
5,675
6,016
18,019
16,473
791
674
774
2,091
2,140
Gold produced - kg / - oz (000)
36,925
35,050
39,336
106,282
115,530
1,187
1,127
1,265
3,417
3,714
Total cash cost per unit - R/kg / -$/oz
133,274
127,956
121,440
134,192
111,540
534
472
486
485
451
Total production cost per unit - R/kg / -$/oz
166,355
161,909
152,945
169,536
142,586
667
598
612
612
576
E
EBITDA
Operating (loss) profit
(9,738)
3,171
415
(6,176)
(2,400)
(1,229)
406
130
(784)
55
Amortisation of tangible assets (note 3)
1,107
1,095
1,111
3,463
3,233
143
130
143
400
420
Amortisation of intangible assets (note 3)
4
4
4
14
11
1
1
-
2
1
Impairment of tangible assets (note 6)
94
-
3
94
7
13
-
-
13
1
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
4,762
(540)
(667)
5,883
(2,939)
606
(82)
(158)
692
(713)
Loss on realised other commodity contracts (note 4)
-
-
-
-
253
-
-
-
-
32
Loss on hedge buyback costs (note 4)
6,315
-
-
6,315
7,765
797
-
-
797
979
Share of associates' EBITDA
299
343
97
1,044
542
38
40
13
119
71
Discontinued operations EBITDA
-
-
(4)
-
(21)
-
-
(1)
-
(3)
Loss (profit) on disposal and abandonment of assets (note 6)
156
(839)
(82)
(689)
(457)
21
(105)
(11)
(84)
(60)
Nufcor Uranium trust contributions by other members (note 6)
-
-
(19)
-
-
-
-
(3)
-
-
Insurance claim recovery (note 6)
-
(7)
-
(7)
-
-
(1)
-
(1)
-
Loss (profit) on disposal of investment in associate (note 6)
-
-
12
-
(18)
-
-
2
-
(2)
2,999
3,228
869
9,942
5,976
389
390
116
1,153
782
Rounding of figures may result in computational discrepancies.
SA Rand million / Metric
Nine months ended
US Dollar million / Imperial
Quarter ended
Quarter ended
Nine months ended

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
2,999
3,228 869 9,942 5,976
389
390 116 1,153 782
Finance costs
305
322 235 879 701
39
39 30 103 91
Capitalised finance costs
1
66 79 135 188
0
8 10 15 24
306
388 314 1,014 889
39
47 40 118 116
Interest cover - times
10
8 3 10 7
10
8 3 10 7
G
Free cash flow
Net cash inflow from operating activities
(4,130)
1,874 (7,108) 171 (5,804)
(461)
255 (899) 37 (750)
Stay-in-business capital expenditure
(1,287)
(1,176) (1,173) (3,499) (3,135)
(161)
(136) (151) (402) (408)
(5,417)
698 (8,281) (3,328) (8,939)
(622)
119 (1,050) (365) (1,158)
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2009
2009
2008
2008
2009
2009
2008
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
19,006
24,768 23,746 30,601
2,529
3,212 2,511 3,702
Number of ordinary shares in issue - million (note 9)
366
358 357 355
366
358 357 355
Net asset value - cents per share
5,195
6,916 6,643 8,628
691
897 702 1,044
Total equity
19,006
24,768 23,746 30,601
2,529
3,212 2,511 3,702
Intangible assets
(1,315)
(1,264) (1,403) (3,287)
(175)
(164) (148) (398)
17,691
23,504 22,343 27,314
2,354
3,048 2,363 3,304
Number of ordinary shares in issue - million (note 9)
366
358 357 355
366
358 357 355
Net tangible asset value - cents per share
4,836
6,563 6,251 7,701
643
851 661 932
I
Net debt
Borrowings - long-term portion
12,512
12,857 8,224 6,865
1,665
1,668 870 830
Borrowings - short-term portion
1,867
7,846 10,046 8,581
249
1,018 1,063 1,038
Total borrowings
14,379
20,703 18,270 15,446
1,914
2,686 1,933 1,868
Corporate office lease
(257)
(256) (254) (253)
(34)
(33) (27) (31)
Unamortised portion on the convertible bond
1,029
894 (38) 74
137
116 (4) 8
Cash restricted for use
(501)
(487) (415) (499)
(67)
(63) (44) (60)
Cash and cash equivalents
(8,328)
(17,768) (5,438) (4,585)
(1,108)
(2,305) (575) (555)
Net debt
6,322
3,086 12,125 10,183
842
401 1,283 1,230
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
SA Rand million
Nine months ended
Nine months ended
Quarter ended
Quarter ended
US Dollar million

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / US Dollar
Great Noligwa 57 50 61 147 159 7 6 8 17 21
Kopanang 123 117 96 342 275 15 14 12 39 36
Moab Khotsong 250 196 224 631 530 31 23 29 73 69
Tau Lekoa 40 32 41 101 107 5 4 5 12 14
Surface Operations 8 5 3 13 5 1 1 - 2 1
Mponeng 239 220 209 655 479 30 26 27 75 62
Savuka 12 30 20 63 64 2 3 3 7 8
TauTona 135 113 134 346 345 17 13 17 40 45
SOUTH AFRICA
865
763
786
2,297
1,964
108
88
101
264
256
Navachab 62 58 18 143 65 8 7 2 16 8
SOUTHERN AFRICA
927
821
804
2,440
2,029
116
95
103
280
264
Iduapriem 44 59 136 141 297 6 7 18 16 39
Obuasi 191 111 247 567 539 24 14 32 65 70
Siguiri - Attributable 85% 26 60 44 134 122 4 7 6 15 16
Morila - Attributable 40% (1) 32 1 32 5 - 4 - 4 1
Sadiola - Attributable 38% 6 5 4 13 13 1 1 - 1 2
Yatela - Attributable 40% 1 1 3 (8) 12 - - - (1) 2
Geita 34 35 103 91 328 4 4 13 10 43
Minorities, exploration and other 7 13 13 31 35 1 - 2 5 3
CONTINENTAL AFRICA
308
316
551
1,001
1,351
40
37
71
115
176
Sunrise Dam 60 93 33 202 113 8 11 4 23 15
Boddington - 444 904 1,335 2,450 - 55 116 145 319
Exploration 1 1 (1) 2 1 - - 1 1 -
AUSTRALIA
61
538
936
1,539
2,564
8
66
121
169
334
Cripple Creek & Victor 163 190 45 431 184 20 21 6 50 24
NORTH AMERICA
163
190
45
431
185
20
21
6
50
24
Cerro Vanguardia - Attributable 92.50% 48 12 26 76 89 6 1 3 9 12
AngloGold Ashanti Brasil Mineração
196 169 148 487 436 24 19 19 56 57
Serra Grande - Attributable 50% 55 80 44 207 102 7 9 6 24 13
Minorities, exploration and other 58 85 48 219 108 8 11 6 25 14
SOUTH AMERICA
357
346
266
989
742
45
40
34
114
97
OTHER
26
17
21
51
40
3
2
3
6
4
ANGLOGOLD ASHANTI
1,842
2,228
2,623
6,451
6,911
232
261
338
734
899
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Development
for the quarter ended 30 September 2009
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
C reef
289 48 18.9 75.66 1,430 2.14 40.38
Vaal reef
655 30 140.3 8.67 1,217 0.44 61.89
Kopanang Mine
Vaal reef
6,977 666 25.2 52.38 1,320 4.08 101.48
Tau Lekoa Mine
Ventersdorp Contact reef
2,221 402 105.0 7.01 739 0.04 3.29
Moab Khotsong Mine
Vaal reef
4,531 312 105.4 15.75 1,654 0.67 69.98
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
190 34 164.4 20.57 3,381 0.15 24.63
Carbon Leader reef 2,523 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- 34 100.8 24.05 2,424 - -
Mponeng Mine
Ventersdorp Contact reef
4,820 724 61.0 27.26 1,663 - -
AUSTRALIA
Sunrise Dam
921 921 - 3.47 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
1,626 234 - 8.27 - - -
Córrego do Sitio 3,574 1,148 - 4.04 - - -
Lamego 1,135 102 - 3.22 - - -
Serra Grande
Mina III
1,819 937 - 4.15 - - -
Mina Nova 10 - - - - - -
CONTINENTAL AFRICA
Obuasi
4,348 2,690 *520.0 8.05 4,186 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
C reef
948 157 7.4 2.21 1.37 4.28 2.65
Vaal reef 2,149 98 55.2 0.25 1.16 0.88 4.05
Kopanang Mine
Vaal reef
22,890 2,185 9.9 1.53 1.26 8.16 6.75
Tau Lekoa Mine
Ventersdorp Contact reef
7,287 1,319 41.3 0.20 0.70 0.08 0.28
Moab Khotsong Mine
Vaal reef
14,865 1,024 41.5 0.46 1.59 1.34 4.63
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
623 112 64.7 0.60 3.24 0.30 1.62
Carbon Leader reef 8,278 - - - - - -
Savuka Mine
Ventersdorp Contact reef
- 112 39.7 0.70 2.32 - -
Mponeng Mine
Ventersdorp Contact reef
15,814 2,375 24.0 0.80 1.59 - -
AUSTRALIA
Sunrise Dam
3,022 3,022 - 0.10 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
5,334 768 - 0.24 - - -
Córrego do Sitio 11,726 3,766 - 0.12 - - -
Lamego 3,722 335 - 0.09 - - -
Serra Grande
Mina III
5,967 3,073 - 0.12 - - -
Mina Nova 33 - - - - - -
CONTINENTAL AFRICA
Obuasi
14,265 8,824 *204.7 0.23 4.01 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa 5.46 6.74 6.42 5.77 7.61 1,292 1,229 1,976 3,870 8,299
Kopanang 6.63 6.43 6.44 6.43 6.83 2,857 2,038 2,627 7,304 8,417
Moab Khotsong 9.99 9.23 9.37 9.58 9.47 1,922 1,475 2,127 5,425 3,771
Tau Lekoa 3.20 2.98 3.50 3.24 3.59 971 875 1,173 2,808 3,339
Surface Operations 0.52 0.52 0.36 0.54 0.34 1,229 1,319 773 3,964 2,016
Mponeng 8.15 8.75 10.16 8.79 10.21 3,892 4,362 5,113 12,222 14,180
Savuka 2.48 6.64 5.80 5.61 6.05 31 398 481 862 1,491
TauTona
1
7.39 6.95 8.34 7.31 8.75 2,309 1,904 2,464 6,035 7,585
SOUTH AFRICA
14,504
13,601
16,733
42,491
49,099
Navachab 1.61 1.20 1.43 1.47 1.40 509 410 540 1,488 1,512
SOUTHERN AFRICA
15,014
14,011
17,273
43,979
50,611
Iduapriem 1.54 1.84 1.79 1.68 1.73 1,608 1,460 1,566 4,215 4,460
Obuasi 1
5.68 5.20 4.45 5.07 4.27 2,847 3,129 2,862 8,837 8,045
Siguiri - Attributable 85%
1.10 1.10 1.06 1.13 1.24 2,451 2,490 2,235 7,440 7,818
Morila - Attributable 40% 2.26 2.46 2.67 2.54 3.01 995 1,071 1,170 3,294 3,841
Sadiola - Attributable 38% 2.33 2.67 3.37 2.68 3.37 983 1,100 1,281 3,196 3,827
Yatela
3
- Attributable 40% 3.24 4.45 2.36 3.50 2.68 685 790 552 1,896 1,549
Geita 2.20 1.67 2.12 1.81 1.99 2,586 1,967 2,296 5,932 6,589
CONTINENTAL AFRICA
12,155
12,006
11,962
34,809
36,129
Sunrise Dam
2
2.90 2.75 3.72 2.82 3.85 3,176 2,928 3,590 9,145 10,826
AUSTRALIA
3,176
2,928
3,590
9,145
10,826
Cerro Vanguardia - Attributable 92.50% 6.20 6.80 6.25 6.64 4.71 1,469 1,586 1,350 4,532 3,047
AngloGold Ashanti Brasil Mineração
1
7.33 6.95 8.28 6.92 7.56 2,806 2,282 2,583 7,210 7,364
Serra Grande
1
- Attributable 50%
4.41 4.58 7.64 4.26 7.42 621 620 624 1,570 1,958
SOUTH AMERICA
4,896
4,488
4,556
13,311
12,370
Cripple Creek & Victor
3
0.44 0.47 0.48 0.46 0.49 1,684 1,617 1,955 5,038 5,594
NORTH AMERICA
1,684
1,617
1,955
5,038
5,594
ANGLOGOLD ASHANTI
36,925
35,050
39,336
106,282
115,530
Underground Operations 6.41 6.33 6.84 6.32 6.95 19,816 18,424 21,737 57,097 63,346
Surface and Dump Reclamation 0.49 0.49 0.40 0.52 0.42 1,527 1,653 1,229 5,005 3,647
Open-pit Operations 1.95 1.92 2.15 1.95 2.16 13,077 12,430 13,573 36,913 40,691
Heap Leach Operations
4
0.60 0.71 0.56 0.63 0.62 2,505 2,543 2,797 7,267 7,846
36,925
35,050
39,336
106,282
115,530
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa 94 88 120 93 148 1,374 1,241 2,169 3,871 8,314
Kopanang 191 137 177 163 188 2,978 2,074 2,800 7,305 8,430
Moab Khotsong 178 146 232 175 191 2,021 1,501 2,178 5,426 3,774
Tau Lekoa 107 96 132 104 128 1,030 877 1,248 2,808 3,343
Surface Operations 1,759 1,884 1,054 1,880 973 1,323 1,314 807 3,964 2,020
Mponeng 237 275 327 256 299 4,094 4,497 5,511 12,134 14,224
Savuka 11 122 143 91 154 34 458 520 862 1,497
TauTona 226 191 223 199 216 2,403 1,994 2,687 5,987 7,616
SOUTH AFRICA
184
175
209
181
204
15,259
13,956
17,921
42,356
49,218
Navachab 287 231 370 292 366 491 382 518 1,447 1,485
SOUTHERN AFRICA
186
176
212
184
206
15,749
14,338
18,439
43,803
50,703
Iduapriem 578 543 604 527 574 1,517 1,394 1,583 4,203 4,513
Obuasi 196 220 204 209 190 2,850 3,178 2,850 8,832 7,971
Siguiri - Attributable 85% 527 532 520 556 621 3,069 1,554 2,422 6,968 7,790
Morila - Attributable 40% 1,554 1,407 757 1,215 827 983 1,076 1,183 3,212 4,008
Sadiola - Attributable 38% 692 756 894 746 877 894 1,260 1,210 3,231 3,960
Yatela - Attributable 40% 984 1,052 651 862 604 642 839 524 1,895 1,570
Geita 409 322 362 320 355 2,505 1,868 2,457 5,736 6,450
CONTINENTAL AFRICA
391
392
385
381
389
12,458
11,170
12,230
34,077
36,263
Sunrise Dam 2,243 2,270 2,959 2,272 2,939 2,843 3,054 3,440 8,843 10,721
AUSTRALIA
2,243
2,270
2,959
2,272
2,939
2,843
3,054
3,440
8,843
10,721
Cerro Vanguardia - Attributable 92.50% 690 759 603 717 472 2,088 1,624 1,325 4,817 3,641
AngloGold Ashanti Brasil Mineração 526 428 575 462 550 2,931 2,121 2,817 7,211 7,768
Serra Grande - Attributable 50% 571 568 680 482 706 689 552 726 1,662 2,017
SOUTH AMERICA
573
527
596
528
547
5,708
4,297
4,868
13,690
13,425
Cripple Creek & Victor 1,520 1,466 1,825 1,535 1,774 1,676 1,600 1,925 5,066 5,592
NORTH AMERICA
1,520
1,466
1,825
1,535
1,774
1,676
1,600
1,925
5,066
5,592
ANGLOGOLD ASHANTI
301
289
321
293
314
38,435
34,459
40,902
105,478
116,704
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / Metric
Great Noligwa 228,066 192,157 149,915 202,257 113,196 269,935 243,704 177,388 254,480 137,008
Kopanang 110,280 121,703 104,669 112,579 88,986 154,448 178,161 141,600 164,952 127,285
Moab Khotsong 119,083 118,589 78,689 109,243 102,819 195,043 216,816 168,658 191,099 173,271
Tau Lekoa 198,952 203,373 141,990 196,852 136,339 204,095 204,337 173,421 213,396 165,952
Surface Operations 101,339 86,621 127,742 84,083 116,098 106,128 90,534 135,813 88,448 124,301
Mponeng 93,380 82,105 72,238 84,208 63,573 113,899 99,581 92,238 102,487 84,150
Savuka 2,448,510 183,991 150,256 246,222 116,389 3,001,824 227,342 123,005 302,829 134,356
TauTona 125,198 118,926 110,722 122,448 95,618 178,428 177,529 113,079 176,722 120,357
SOUTH AFRICA
130,009
118,315
102,682
119,183
92,991
168,432
157,604
131,412
159,009
121,654
Navachab 153,760 194,309 134,832 161,746 134,525 173,607 217,534 145,989 181,868 150,243
SOUTHERN AFRICA
130,815
120,537
103,686
120,623
94,232
168,608
159,356
131,867
159,782
122,508
Iduapriem 123,471 143,017 140,977 142,927 124,901 135,470 157,223 162,809 158,092 147,886
Obuasi 167,356 159,942 169,796 182,731 149,862 205,661 203,304 219,100 226,683 202,808
Siguiri - Attributable 85% 125,416 121,537 131,846 134,625 114,004 155,245 138,327 148,498 155,872 132,899
Morila - Attributable 40% 139,689 138,329 115,396 136,157 106,781 150,571 150,906 134,074 148,167 125,551
Sadiola - Attributable 38% 132,930 131,696 99,175 121,173 99,828 151,846 151,615 134,129 141,856 134,094
Yatela - Attributable 40% 54,240 104,446 157,676 101,791 142,140 69,808 120,996 166,776 118,874 150,805
Geita 220,599 238,515 174,455 250,574 168,611 258,683 284,288 225,670 298,240 221,583
CONTINENTAL AFRICA
151,525
152,982
145,646
163,201
131,127
180,036
181,617
179,818
193,453
166,063
Sunrise Dam 161,239 136,004 154,552 160,277 134,265 184,234 162,688 181,766 191,148 160,096
AUSTRALIA
163,403
138,549
158,442
164,024
139,286
187,005
165,872
186,275
195,518
165,743
Cerro Vanguardia - Attributable 92.50% 84,615 93,072 165,701 101,505 170,551 113,590 130,795 228,302 135,609 215,090
AngloGold Ashanti Brasil Mineração 82,838 77,592 82,664 83,752 80,089 123,798 117,644 116,237 126,443 112,980
Serra Grande - Attributable 50% 111,359 110,967 80,959 121,137 75,916 147,349 143,236 109,668 157,874 100,964
SOUTH AMERICA
87,276
87,883
112,643
94,396
107,115
124,522
126,061
151,410
133,676
140,603
Cripple Creek & Victor 98,114 94,740 80,496 100,084 74,992 122,291 119,859 106,494 128,043 100,629
NORTH AMERICA
101,004
97,718
83,685
103,355
80,444
125,204
122,863
109,703
131,338
106,103
ANGLOGOLD ASHANTI
133,274
127,956
121,440
134,192
111,540
166,355
161,909
152,945
169,536
142,586
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa (241) (8) (28) (214) (508) (57) (8) (28) (30) 343
Kopanang (180) 124 57 190 (371) 210 124 57 581 405
Moab Khotsong (199) 39 (27) 42 (252) 60 39 (27) 301 (19)
Tau Lekoa (123) 28 (16) (56) (252) 23 28 (16) 90 38
Surface Operations (32) 198 19 433 (38) 160 198 19 625 95
Mponeng (172) 652 382 1,109 177 461 652 382 1,741 1,293
Savuka (92) 4 18 (49) (50) (87) 4 18 (44) 62
TauTona (265) 137 130 36 (202) 112 137 130 412 423
SOUTH AFRICA
(1,304)
1,174
536
1,491
(1,496)
881
1,174
536
3,676
2,639
Navachab (70) 12 9 4 (35) 25 12 9 99 32
SOUTHERN AFRICA
(1,374)
1,186
545
1,495
(1,531)
906
1,186
545
3,775
2,672
Iduapriem (122) 126 (8) 102 (191) 121 126 (8) 345 121
Obuasi (548) 81 (173) (475) (733) 64 81 (173) 137 (220)
Siguiri - Attributable 85% (790) 125 47 (446) (44) 199 125 47 543 335
Morila - Attributable 40%
1
86 112 34 363 (126) 86 112 34 363 208
Sadiola - Attributable 38%
1
76 135 33 378 (227) 76 135 33 378 175
Yatela - Attributable 40%
1
109 107 (2) 248 (82) 109 107 (2) 248 52
Geita (499) (74) (350) (737) (975) (69) (74) (350) (307) (484)
Minorities, exploration and other 48 34 26 129 123 49 34 26 130 124
CONTINENTAL AFRICA
(1,640)
645
(394)
(438)
(2,255)
635
645
(394)
1,837
311
Sunrise Dam (491) 244 (77) (129) (568) 94 244 (77) 455 168
Exploration and other (9) (9) (16) (40) (61) (9) (9) (17) (40) (61)
AUSTRALIA
(499)
234
(94)
(169)
(629)
85
234
(94)
415
107
Cerro Vanguardia - Attributable 92.50% (6) 145 (114) 243 (248) 216 145 (114) 465 (104)
AngloGold Ashanti Brasil Mineração (179) 285 137 394 (142) 317 285 137 890 505
Serra Grande - Attributable 50% (93) 56 41 1 11 55 56 41 149 145
Minorities, exploration and other 63 66 46 183 158 80 66 46 200 170
SOUTH AMERICA
(215)
552
110
821
(221)
668
552
110
1,704
716
Cripple Creek & Victor (121) 198 92 306 (41) 170 198 92 597 405
Other (5) (5) (6) (17) (31) (5) (5) (6) (17) (31)
NORTH AMERICA
(126)
193
86
289
(71)
165
193
86
581
375
OTHER
15
54
(5)
156
143
15
54
(5)
156
17
SUB-TOTAL
(3,839)
2,864
249
2,154
(4,565)
2,476
2,864
249
8,468
4,197
Less equity accounted investments
(271)
(353)
(65)
(989)
378
(271)
(353)
(65)
(989)
(366)
ANGLOGOLD ASHANTI
(4,110)
2,511
184
1,165
(4,187)
2,205
2,511
184
7,480
3,831
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm
Adjusted gross profit (loss) excluding hedge buyback
costs - Rm

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa 0.159 0.197 0.187 0.168 0.222 42 39 64 124 267
Kopanang 0.193 0.188 0.188 0.188 0.199 92 66 84 235 271
Moab Khotsong 0.291 0.269 0.273 0.279 0.276 62 47 68 174 121
Tau Lekoa 0.093 0.087 0.102 0.094 0.105 31 28 38 90 107
Surface Operations 0.015 0.015 0.010 0.016 0.010 40 42 25 127 65
Mponeng 0.238 0.255 0.296 0.256 0.298 125 140 164 393 456
Savuka 0.072 0.194 0.169 0.164 0.176 1 13 15 28 48
TauTona
1
0.216 0.203 0.243 0.213 0.255 74 61 79 194 244
SOUTH AFRICA
466
437
538
1,366
1,579
Navachab 0.047 0.035 0.042 0.043 0.041 16 13 17 48 49
SOUTHERN AFRICA
483
450
555
1,414
1,627
Iduapriem 0.045 0.054 0.052 0.049 0.051 52 47 50 136 143
Obuasi 1
0.166 0.152 0.130 0.148 0.125 92 101 92 284 259
Siguiri - Attributable 85%
0.032 0.032 0.031 0.033 0.036 79 80 72 239 251
Morila - Attributable 40% 0.066 0.072 0.078 0.074 0.088 32 34 38 106 124
Sadiola - Attributable 38% 0.068 0.078 0.098 0.078 0.098 32 35 41 103 123
Yatela
3
- Attributable 40% 0.095 0.130 0.069 0.102 0.078 22 25 18 61 50
Geita 0.064 0.049 0.062 0.053 0.058 83 63 74 191 212
CONTINENTAL AFRICA
391
386
385
1,119
1,162
Sunrise Dam
2
0.085 0.080 0.109 0.082 0.112 102 94 115 294 348
AUSTRALIA
102
94
115
294
348
Cerro Vanguardia - Attributable 92.50% 0.181 0.198 0.182 0.194 0.137 47 51 43 146 98
AngloGold Ashanti Brasil Mineração
1
0.214 0.203 0.242 0.202 0.221 90 73 83 232 237
Serra Grande
1
- Attributable 50%
0.129 0.134 0.223 0.124 0.217 20 20 20 50 63
SOUTH AMERICA
157
144
146
428
398
Cripple Creek & Victor
3
0.013 0.014 0.014 0.013 0.014 54 52 63 162 180
NORTH AMERICA
54
52
63
162
180
ANGLOGOLD ASHANTI
1,187
1,127
1,265
3,417
3,714
Undergound Operations 0.187 0.185 0.200 0.184 0.203 637 592 699 1,836 2,037
Surface and Dump Reclamation 0.014 0.014 0.012 0.015 0.012 49 53 40 161 117
Open-pit Operations 0.057 0.056 0.063 0.057 0.063 420 400 436 1,187 1,308
Heap leach Operations
4
0.018 0.021 0.016 0.018 0.018 81 82 90 233 252
1,187
1,127
1,265
3,417
3,714
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa 3.03 2.83 3.87 2.98 4.76 44 40 70 124 267
Kopanang 6.14 4.41 5.69 5.24 6.03 96 67 90 235 271
Moab Khotsong 5.73 4.69 7.45 5.64 6.13 65 48 70 174 121
Tau Lekoa 3.45 3.10 4.25 3.33 4.11 33 28 40 90 107
Surface Operations 56.54 60.57 33.89 60.46 31.28 43 42 26 127 65
Mponeng 7.63 8.84 10.50 8.23 9.60 132 145 177 390 457
Savuka 0.34 3.92 4.60 2.91 4.96 1 15 17 28 48
TauTona 7.26 6.13 7.17 6.39 6.93 77 64 86 192 245
SOUTH AFRICA
5.92
5.62
6.72
5.83
6.54
491
449
576
1,362
1,582
Navachab 9.24 7.43 11.91 9.40 11.76 16 12 17 47 48
SOUTHERN AFRICA
5.99
5.66
6.81
5.90
6.63
506
461
593
1,408
1,630
Iduapriem 18.59 17.47 19.41 16.94 18.45 49 45 51 135 145
Obuasi 6.29 7.08 6.57 6.73 6.12 92 102 92 284 256
Siguiri - Attributable 85% 16.93 17.10 16.72 17.87 19.96 99 50 78 224 250
Morila - Attributable 40% 49.98 45.24 24.34 39.06 26.58 32 35 38 103 129
Sadiola - Attributable 38% 22.25 24.30 28.74 23.99 28.20 29 41 39 104 127
Yatela - Attributable 40% 31.64 33.81 20.94 27.71 19.41 21 27 17 61 50
Geita 13.15 10.36 11.63 10.29 11.40 81 60 79 184 207
CONTINENTAL AFRICA
12.58
12.60
12.38
12.26
12.52
401
359
393
1,096
1,166
Sunrise Dam 72.12 72.99 95.15 73.03 94.48 91 98 111 284 345
AUSTRALIA
72.12
72.99
95.15
73.03
94.48
91
98
111
284
345
Cerro Vanguardia - Attributable 92.50% 22.20 24.39 19.40 23.04 15.19 67 52 43 155 117
AngloGold Ashanti Brasil Mineração 16.92 13.77 18.50 14.85 17.69 94 68 91 232 250
Serra Grande - Attributable 50% 18.35 18.26 21.86 15.49 22.70 22 18 23 53 65
SOUTH AMERICA
18.42
16.95
19.16
16.99
17.59
184
138
157
440
432
Cripple Creek & Victor 48.87 47.13 58.68 49.35 57.04 54 51 62 163 180
NORTH AMERICA
48.87
47.13
58.68
49.35
57.04
54
51
62
163
180
ANGLOGOLD ASHANTI 9.68
9.30
10.32
9.41
10.10
1,236
1,108
1,315
3,391
3,752
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
US Dollar / Imperial
Great Noligwa 916 708 601 735 459 1,084 898 710 920 556
Kopanang 442 446 419 409 360 619 655 567 597 515
Moab Khotsong 478 434 316 397 415 783 797 677 692 698
Tau Lekoa 797 751 568 713 551 818 756 693 767 671
Surface Operations 406 320 513 307 471 426 334 545 323 504
Mponeng 375 304 289 307 257 458 369 368 374 340
Savuka 9,847 683 603 900 471 12,063 843 489 1,107 543
TauTona 501 439 444 446 388 714 656 451 645 487
SOUTH AFRICA
522
436
411
434
376
676
582
526
577
492
Navachab 615 722 539 584 544 695 808 583 657 608
SOUTHERN AFRICA
525
444
415
439
381
676
588
527
580
496
Iduapriem 493 530 563 517 504 541 582 651 571 597
Obuasi 671 589 677 652 603 824 750 874 809 817
Siguiri - Attributable 85% 500 451 528 481 462 619 513 595 559 538
Morila - Attributable 40% 559 511 463 489 432 603 557 538 532 508
Sadiola - Attributable 38% 532 486 398 441 404 608 560 538 514 542
Yatela - Attributable 40% 219 386 631 361 576 281 447 667 424 612
Geita 883 872 699 910 680 1,035 1,040 904 1,083 894
CONTINENTAL AFRICA
615
564
583
596
529
715
670
719
699
670
Sunrise Dam 647 503 619 576 542 740 601 729 685 646
AUSTRALIA
655
512
635
589
562
751
613
747
700
669
Cerro Vanguardia - Attributable 92.50% 336 344 666 360 691 452 485 911 483 868
AngloGold Ashanti Brasil Mineração 333 287 331 305 324 499 435 465 461 457
Serra Grande - Attributable 50% 445 409 324 442 307 589 528 439 577 408
SOUTH AMERICA
349
325
452
341
433
499
467
613
483
571
Cripple Creek & Victor 394 351 321 360 303 491 445 424 460 406
NORTH AMERICA
406
362
334
372
324
503
456
437
471
428
ANGLOGOLD ASHANTI 534
472
486
485
451
667
598
612
612
576
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter Nine months
Nine months
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa (31) (1) (3) (28) (63) (7) (1) (3) (5) 44
Kopanang (22) 15 8 18 (46) 27 15 8 67 52
Moab Khotsong (25) 5 (3) 1 (32) 8 5 (3) 33 (3)
Tau Lekoa (15) 3 (2) (8) (32) 3 3 (2) 10 5
Surface Operations (3) 24 3 47 (4) 21 24 3 71 13
Mponeng (20) 79 50 122 27 60 79 50 202 167
Savuka (12) - 2 (8) (6) (11) - 2 (7) 8
TauTona (33) 17 17 - (24) 15 17 17 48 55
SOUTH AFRICA
(161)
141
71
144
(181)
115
141
71
420
341
Navachab (9) 2 1 (1) (4) 3 2 1 11 4
SOUTHERN AFRICA
(170)
143
72
143
(185)
118
143
72
431
345
Iduapriem (15) 15 (1) 10 (23) 16 15 (1) 41 16
Obuasi (69) 10 (22) (60) (93) 8 10 (22) 18 (28)
Siguiri - Attributable 85% (99) 15 6 (62) (4) 26 15 6 63 44
Morila - Attributable 40%
1
11 13 5 41 (15) 11 13 5 41 27
Sadiola - Attributable 38% 1
10 16 4 43 (28) 10 16 4 43 23
Yatela - Attributable 40%
1
14 13 - 30 (10) 14 13 - 30 7
Geita (63) (8) (44) (87) (123) (8) (8) (44) (33) (61)
Minorities, exploration and other 6 4 3 14 17 5 4 3 14 16
CONTINENTAL AFRICA
(205)
78
(49)
(71)
(280)
82
78
(49)
216
44
Sunrise Dam (62) 29 (10) (21) (70) 12 29 (10) 53 23
Exploration and other (1) (1) (2) (4) (8) (1) (1) (2) (4) (8)
AUSTRALIA
(63)
28
(12)
(25)
(78)
11
28
(12)
49
15
Cerro Vanguardia - Attributable 92.50% - 18 (15) 29 (32) 29 18 (15) 57 (13)
AngloGold Ashanti Brasil Mineração (22) 35 18 42 (15) 41 35 18 105 66
Serra Grande - Attributable 50% (12) 7 5 (1) 2 7 7 5 18 19
Minorities, exploration and other 9 7 7 22 21 10 7 7 23 22
SOUTH AMERICA
(25)
67
15
92
(24)
87
67
15
203
94
Cripple Creek & Victor (15) 24 12 32 (3) 22 24 12 69 53
Other (1) (1) (1) (2) (4) (1) (1) (1) (2) (4)
NORTH AMERICA
(15)
23
11
30
(7)
21
23
11
67
49
OTHER
2
9
-
19
18
2
8
-
18
2
SUB-TOTAL
(475)
347
37
188
(555)
321
347
37
984
549
Less equity accounted investments
(35)
(42)
(9)
(113)
46
(35)
(42)
(9)
(113)
(48)
ANGLOGOLD ASHANTI (510)
305
28
74
(509)
287
305
28
871
501
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m
Adjusted gross profit (loss) excluding hedge buyback
costs - $m

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
42
35
59
120
207
447
375
637
1,287
2,225
Milled
- 000 tonnes / - 000 tons
237
182
308
670
1,091
261
201
339
739
1,202
Yield
- g/t
/ - oz/t
5.46
6.74
6.42
5.77
7.61
0.159
0.197
0.187
0.168
0.222
Gold produced
- kg
/ - oz (000)
1,292
1,229
1,976
3,870
8,299
42
39
64
124
267
Gold sold
- kg
/ oz (000)
1,374
1,241
2,169
3,871
8,314
44
40
70
124
267
Total cash costs
- R
/ - $
- ton milled
1,246
1,296
963
1,168
861
146
139
113
124
102
- R/kg
/ - $/oz
- produced
228,066
192,157
149,915
202,257
113,196
916
708
601
735
459
Total production costs
- R/kg
/ - $/oz
- produced
269,935
243,704
177,388
254,480
137,008
1,084
898
710
920
556
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
142
135
188
134
178
4.55
4.34
6.05
4.32
5.71
Actual
- g
/ - oz
94
88
120
93
148
3.03
2.83
3.87
2.98
4.76
Target
- m
2
/ - ft
2
4.27
4.08
5.07
4.06
4.84
45.91
43.92
54.59
43.75
52.13
Actual
- m
2
/ - ft
2
3.03
2.50
3.60
2.86
3.69
32.65
26.88
38.80
30.83
39.73
FINANCIAL RESULTS (MILLION)
Gold income
307
296
356
881
1,461
40
35
46
103
190
Cost of sales
368
304
374
985
1,139
48
36
48
115
149
Cash operating costs
293
235
295
779
935
38
28
38
91
122
Other cash costs
1
1
1
4
5
-
-
-
-
1
Total cash costs
295
236
296
783
939
38
28
38
91
123
Retrenchment costs
3
3
4
11
15
-
-
1
1
2
Rehabilitation and other non-cash costs
2
1
(6)
4
(2)
-
-
(1)
-
-
Production costs
300
240
294
797
952
39
28
38
93
124
Amortisation of tangible assets
49
60
57
187
185
6
7
7
21
24
Inventory change
19
4
24
-
2
3
-
3
1
-
(62)
(8)
(19)
(104)
322
(8)
(1)
(2)
(12)
42
Realised non-hedge derivatives and other commodity contracts
(180)
-
(9)
(110)
(830)
(23)
-
(1)
(16)
(105)
(241)
(8)
(28)
(214)
(508)
(31)
(1)
(3)
(28)
(63)
Add back hedge buyback costs
184
-
-
184
736
23
-
-
23
93
Add realised loss on other commodity contracts
-
-
-
-
115
-
-
-
-
14
(57)
(8)
(28)
(30)
343
(7)
(1)
(3)
(5)
44
Capital expenditure
57
50
61
147
159
7
6
8
17
21
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross (loss) profit excluding hedge buyback costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99
77
99
273
303
1,067
824
1,067
2,934
3,259
Milled
- 000 tonnes / - 000 tons
431
317
408
1,136
1,232
475
349
450
1,252
1,358
Yield
- g/t
/ - oz/t
6.63
6.43
6.44
6.43
6.83
0.193
0.188
0.188
0.188
0.199
Gold produced
- kg
/ - oz (000)
2,857
2,038
2,627
7,304
8,417
92
66
84
235
271
Gold sold
- kg
/ oz (000)
2,978
2,074
2,800
7,305
8,430
96
67
90
235
271
Total cash costs
- R
/ - $
- ton milled
731
783
674
724
608
85
84
79
77
72
- R/kg
/ - $/oz
- produced
110,280
121,703
104,669
112,579
88,986
442
446
419
409
360
Total production costs
- R/kg
/ - $/oz
- produced
154,448
178,161
141,600
164,952
127,285
619
655
567
597
515
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
217
209
216
212
200
6.98
6.70
6.95
6.83
6.42
Actual
- g
/ - oz
191
137
177
163
188
6.14
4.41
5.69
5.24
6.03
Target
- m
2
/ - ft
2
7.71
7.63
7.76
7.64
7.30
83.01
82.18
83.58
82.26
78.57
Actual
- m
2
/ - ft
2
6.62
5.15
6.67
6.08
6.75
71.29
55.49
71.84
65.44
72.61
FINANCIAL RESULTS (MILLION)
Gold income
666
490
462
1,655
1,483
87
58
60
195
193
Cost of sales
463
367
391
1,205
1,072
60
43
50
141
140
Cash operating costs
313
246
273
817
745
40
29
35
95
97
Other cash costs
2
2
1
5
4
-
-
-
1
1
Total cash costs
315
248
275
822
749
41
29
35
96
98
Retrenchment costs
5
3
4
10
12
1
-
1
1
2
Rehabilitation and other non-cash costs
3
2
(2)
7
2
-
-
-
1
-
Production costs
322
253
278
839
763
42
30
36
98
99
Amortisation of tangible assets
119
110
94
366
309
15
13
12
42
40
Inventory change
22
4
19
-
1
3
-
2
1
-
203
122
71
450
410
27
15
10
54
53
Realised non-hedge derivatives and other commodity contracts
(384)
1
(14)
(260)
(782)
(49)
-
(2)
(36)
(99)
(180)
124
57
190
(371)
(22)
15
8
18
(46)
Add back hedge buyback costs
391
-
-
391
669
49
-
-
49
84
Add realised loss on other commodity contracts
-
-
-
-
107
-
-
-
-
13
210
124
57
581
405
27
15
8
67
52
Capital expenditure
123
117
96
342
275
15
14
12
39
36
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
30
21
34
85
61
319
224
371
915
659
Milled
- 000 tonnes / - 000 tons
192
160
227
566
398
212
176
250
624
439
Yield
- g/t
/ - oz/t
9.99
9.23
9.37
9.58
9.47
0.291
0.269
0.273
0.279
0.276
Gold produced
- kg
/ - oz (000)
1,922
1,475
2,127
5,425
3,771
62
47
68
174
121
Gold sold
- kg
/ - oz (000)
2,021
1,501
2,178
5,426
3,774
65
48
70
174
121
Total cash costs
- R
/ - $
- ton milled
1,190
1,094
737
1,047
974
139
117
86
111
115
- R/kg
/ - $/oz
- produced
119,083
118,589
78,689
109,243
102,819
478
434
316
397
415
Total production costs
- R/kg
/ - $/oz
- produced
195,043
216,816
168,658
191,099
173,271
783
797
677
692
698
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
210
197
164
202
150
6.76
6.35
5.27
6.49
4.82
Actual
- g
/ - oz
178
146
232
175
191
5.73
4.69
7.45
5.64
6.13
Target
- m
2
/ - ft
2
3.70
3.60
3.59
3.60
3.21
39.79
38.79
38.70
38.77
34.58
Actual
- m
2
/ - ft
2
2.74
2.06
3.76
2.75
3.10
29.51
22.15
40.45
29.61
33.32
FINANCIAL RESULTS (MILLION)
Gold income
454
357
346
1,232
638
59
42
45
144
83
Cost of sales
397
319
368
1,037
654
51
38
47
121
85
Cash operating costs
227
174
166
589
386
29
20
21
69
50
Other cash costs
1
1
1
4
2
-
-
-
-
-
Total cash costs
229
175
167
593
388
30
21
22
69
50
Retrenchment costs
2
2
1
4
2
-
-
-
1
-
Rehabilitation and other non-cash costs
3
2
5
6
11
-
-
1
1
1
Production costs
233
178
173
603
400
30
21
22
70
52
Amortisation of tangible assets
141
141
185
433
253
18
17
24
50
33
Inventory change
22
-
9
-
-
3
-
1
1
-
57
38
(22)
196
(16)
8
5
(3)
23
(2)
Realised non-hedge derivatives and other commodity contracts
(256)
1
(5)
(153)
(236)
(32)
-
(1)
(22)
(30)
(199)
39
(27)
42
(252)
(25)
5
(3)
1
(32)
Add back hedge buyback costs
259
-
-
259
201
33
-
-
33
25
Add realised loss on other commodity contracts
-
-
-
-
32
-
-
-
-
4
60
39
(27)
301
(19)
8
5
(3)
33
(3)
Capital expenditure
250
196
224
631
530
31
23
29
73
69
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
63
61
63
180
182
677
658
680
1,940
1,955
Milled
- 000 tonnes / - 000 tons
303
294
335
867
929
334
324
369
956
1,024
Yield
- g/t
/ - oz/t
3.20
2.98
3.50
3.24
3.59
0.093
0.087
0.102
0.094
0.105
Gold produced
- kg
/ - oz (000)
971
875
1,173
2,808
3,339
31
28
38
90
107
Gold sold
- kg
/ oz (000)
1,030
877
1,248
2,808
3,343
33
28
40
90
107
Total cash costs
- R
/ - $
- ton milled
637
605
497
637
490
74
65
58
67
58
- R/kg
/ - $/oz
- produced
198,952
203,373
141,990
196,852
136,339
797
751
568
713
551
Total production costs
- R/kg
/ - $/oz
- produced
204,095
204,337
173,421
213,396
165,952
818
756
693
767
671
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
139
142
160
141
149
4.48
4.57
5.14
4.54
4.79
Actual
- g
/ - oz
107
96
132
104
128
3.45
3.10
4.25
3.33
4.11
Target
- m
2
/ - ft
2
7.70
7.66
8.30
7.63
7.81
82.84
82.47
89.34
82.09
84.02
Actual
- m
2
/ - ft
2
6.95
6.73
7.12
6.64
6.95
74.86
72.47
76.68
71.51
74.77
FINANCIAL RESULTS (MILLION)
Gold income
227
208
205
633
593
30
25
27
74
77
Cost of sales
210
181
216
599
555
27
22
28
70
72
Cash operating costs
192
177
166
550
453
25
21
21
64
59
Other cash costs
1
1
1
3
2
-
-
-
-
-
Total cash costs
193
178
167
553
455
25
21
21
64
59
Retrenchment costs
2
4
2
7
5
-
-
-
1
1
Rehabilitation and other non-cash costs
-
-
5
-
6
-
-
1
-
1
Production costs
195
182
173
560
465
25
22
22
65
60
Amortisation of tangible assets
3
(3)
30
39
89
-
-
4
4
12
Inventory change
12
2
12
-
1
2
-
2
-
-
17
27
(11)
34
39
2
3
(1)
5
5
Realised non-hedge derivatives and other commodity contracts
(140)
1
(5)
(89)
(291)
(18)
-
(1)
(13)
(37)
(123)
28
(16)
(56)
(252)
(15)
3
(2)
(8)
(32)
Add back hedge buyback costs
145
-
-
145
290
18
-
-
18
37
23
28
(16)
90
38
3
3
(2)
10
5
Capital expenditure
40
32
41
101
107
5
4
5
12
14
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons
2,358
2,539
2,150
7,284
5,883
2,599
2,799
2,370
8,029
6,485
Yield
- g/t
/ - oz/t
0.52
0.52
0.36
0.54
0.34
0.015
0.015
0.010
0.016
0.010
Gold produced
- kg
/ - oz (000)
1,229
1,319
773
3,964
2,016
40
42
25
127
65
Gold sold
- kg
/ - oz (000)
1,323
1,314
807
3,964
2,020
43
42
26
127
65
Total cash costs
- R
/ - $
- ton milled
53
45
46
46
40
6
5
5
5
5
- R/kg
/ - $/oz
- produced
101,339
86,621
127,742
84,083
116,098
406
320
513
307
471
Total production costs
- R/kg
/ - $/oz
- produced
106,128
90,534
135,813
88,448
124,301
426
334
545
323
504
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
1,284
1,301
656
1,296
723
41.27
41.84
21.11
41.66
23.26
Actual
- g
/ - oz
1,759
1,884
1,054
1,880
973
56.54
60.57
33.89
60.46
31.28
FINANCIAL RESULTS (MILLION)
Gold income
290
313
133
890
358
38
37
17
104
47
Cost of sales
139
117
110
351
251
18
14
14
41
33
Cash operating costs
125
114
99
333
234
16
14
13
39
31
Other cash costs
-
-
-
-
-
-
-
-
-
-
Total cash costs
125
114
99
333
234
16
14
13
39
31
Retrenchment costs
-
-
-
-
-
-
-
-
-
-
Rehabilitation and other non-cash costs
-
-
-
-
-
-
-
-
-
-
Production costs
125
114
99
333
234
16
14
13
39
31
Amortisation of tangible assets
6
5
6
17
17
1
1
1
2
2
Inventory change
9
(2)
5
-
-
1
-
1
-
-
151
195
23
539
107
20
23
3
63
14
Realised non-hedge derivatives and other commodity contracts
(183)
2
(4)
(106)
(145)
(23)
-
(1)
(15)
(19)
(32)
198
19
433
(38)
(3)
24
3
47
(4)
Add back hedge buyback costs
192
-
-
192
134
24
-
-
24
17
160
198
19
625
95
21
24
3
71
13
Capital expenditure
8
5
3
13
5
1
1
-
2
1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
87
91
92
254
269
942
984
990
2,736
2,896
Milled
- 000 tonnes / - 000 tons
477
498
503
1,390
1,388
526
549
555
1,532
1,530
Yield
- g/t
/ - oz/t
8.15
8.75
10.16
8.79
10.21
0.238
0.255
0.296
0.256
0.298
Gold produced
- kg
/ - oz (000)
3,892
4,362
5,113
12,222
14,180
125
140
164
393
456
Gold sold
- kg
/ - oz (000)
4,094
4,497
5,511
12,134
14,224
132
145
177
390
457
Total cash costs
- R
/ - $
- ton milled
761
719
734
740
649
89
78
86
79
77
- R/kg
/ - $/oz
- produced
93,380
82,105
72,238
84,208
63,573
375
304
289
307
257
Total production costs
- R/kg
/ - $/oz
- produced
113,899
99,581
92,238
102,487
84,150
458
369
368
374
340
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
274
272
274
270
262
8.80
8.73
8.81
8.68
8.41
Actual
- g
/ - oz
237
275
327
256
299
7.63
8.84
10.50
8.23
9.60
Target
- m
2
/ - ft
2
5.83
5.67
5.59
5.65
5.39
62.72
61.05
60.19
60.81
57.98
Actual
- m
2
/ - ft
2
5.34
5.76
5.87
5.32
5.67
57.43
62.02
63.23
57.31
60.98
FINANCIAL RESULTS (MILLION)
Gold income
1,267
1,059
931
3,097
2,449
165
127
121
369
318
Cost of sales
462
446
502
1,243
1,197
60
53
65
147
155
Cash operating costs
361
356
367
1,023
896
47
42
47
120
116
Other cash costs
2
2
2
6
5
-
-
-
1
1
Total cash costs
363
358
369
1,029
901
47
43
48
121
117
Retrenchment costs
2
2
2
5
6
-
-
-
1
1
Rehabilitation costs
2
2
9
5
14
-
-
1
1
2
Production costs
367
362
380
1,040
922
47
43
49
122
120
Amortisation of tangible assets
76
72
91
213
272
10
9
12
25
35
Inventory change
19
11
30
(10)
4
3
1
4
-
-
805
614
430
1,854
1,251
105
74
56
222
163
Realised non-hedge derivatives and other commodity contracts
(977)
38
(48)
(745)
(1,074)
(125)
5
(7)
(100)
(136)
(172)
652
382
1,109
177
(20)
79
50
122
27
Add back hedge buyback costs
632
-
-
632
1,116
80
-
-
80
141
461
652
382
1,741
1,293
60
79
50
202
167
Capital expenditure
239
220
209
655
479
30
26
27
75
62
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
3
15
17
33
48
28
166
188
354
519
Milled
- 000 tonnes / - 000 tons
13
60
83
154
246
14
66
91
169
272
Yield
- g/t
/ - oz/t
2.48
6.64
5.80
5.61
6.05
0.072
0.194
0.169
0.164
0.176
Gold produced
- kg
/ - oz (000)
31
398
481
862
1,491
1
13
15
28
48
Gold sold
- kg
/ - oz (000)
34
458
520
862
1,497
1
15
17
28
48
Total cash costs
- R
/ - $
- ton milled
6,073
1,221
872
1,380
704
712
132
102
147
83
- R/kg
/ - $/oz
- produced
2,448,510
183,991
150,256
246,222
116,389
9,847
683
603
900
471
Total production costs
- R/kg
/ - $/oz
- produced
3,001,824
227,342
123,005
302,829
134,356
12,063
843
489
1,107
543
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
165
159
160
155
155
5.30
5.11
5.15
4.97
4.99
Actual
- g
/ - oz
11
122
143
91
154
0.34
3.92
4.60
2.91
4.96
Target
- m
2
/ - ft
2
6.00
5.73
5.64
5.67
5.22
64.53
61.71
60.71
61.00
56.16
Actual
- m
2
/ - ft
2
0.86
4.71
5.20
3.46
4.98
9.28
50.69
55.99
37.22
53.65
FINANCIAL RESULTS (MILLION)
Gold income
11
106
88
200
254
1
12
11
22
33
Cost of sales
95
101
65
261
201
12
12
8
31
26
Cash operating costs
76
73
72
211
172
10
9
9
25
22
Other cash costs
-
-
-
1
1
-
-
-
-
-
Total cash costs
77
73
72
212
174
10
9
9
25
23
Retrenchment costs
-
1
-
2
1
-
-
-
-
-
Rehabilitation and other non-cash costs
-
-
-
-
1
-
-
-
-
-
Production costs
77
74
73
214
176
10
9
9
25
23
Amortisation of tangible assets
17
17
(14)
47
25
2
2
(2)
5
3
Inventory change
1
10
6
-
1
-
1
1
-
-
(84)
5
23
(61)
53
(11)
-
3
(9)
7
Realised non-hedge derivatives and other commodity contracts
(8)
(1)
(5)
12
(103)
(1)
-
(1)
1
(13)
(92)
4
18
(49)
(50)
(12)
-
2
(8)
(6)
Add back hedge buyback costs
5
-
-
5
112
1
-
-
1
14
(87)
4
18
(44)
62
(11)
-
2
(7)
8
Capital expenditure
12
30
20
63
64
2
3
3
7
8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit excluding hedge buyback costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
37
36
41
107
129
397
391
445
1,153
1,393
Milled
- 000 tonnes / - 000 tons
304
267
292
805
852
336
294
322
887
939
Yield
- g/t
/ - oz/t
7.39
6.95
8.34
7.31
8.75
0.216
0.203
0.243
0.213
0.255
Gold produced
- kg
/ - oz (000)
2,251
1,857
2,435
5,882
7,454
72
60
78
189
240
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
133
166
61
440
324
147
183
68
485
357
Yield
- g/t
/ - oz/t
0.43
0.28
0.46
0.35
0.41
0.013
0.008
0.013
0.010
0.012
Gold produced
- kg
/ - oz (000)
58
47
28
153
132
2
1
1
5
4
TOTAL
Yield
1
- g/t
/ - oz/t
7.39
6.95
8.34
7.31
8.75
0.216
0.203
0.243
0.213
0.255
Gold produced
- kg
/ - oz (000)
2,309
1,904
2,464
6,035
7,585
74
61
79
194
244
Gold sold
- kg
/ - oz (000)
2,403
1,994
2,687
5,987
7,616
77
64
86
192
245
Total cash costs
- R
/ - $
- ton milled
660
522
772
594
617
77
56
90
63
73
- R/kg
/ - $/oz
- produced
125,198
118,926
110,722
122,448
95,618
501
439
444
446
388
Total production costs
- R/kg
/ - $/oz
- produced
178,428
177,529
113,079
176,722
120,357
714
656
451
645
487
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
237
256
253
240
231
7.61
8.22
8.13
7.73
7.42
Actual
- g
/ - oz
226
191
223
199
216
7.26
6.13
7.17
6.39
6.93
Target
- m
2
/ - ft
2
4.10
4.15
4.39
4.01
4.06
44.15
44.64
47.22
43.19
43.73
Actual
- m
2
/ - ft
2
3.60
3.64
3.74
3.52
3.68
38.80
39.13
40.26
37.94
39.61
FINANCIAL RESULTS (MILLION)
Gold income
747
468
465
1,569
1,325
97
56
60
189
172
Cost of sales
430
353
306
1,060
917
56
42
39
125
119
Cash operating costs
287
225
271
735
721
37
27
35
86
94
Other cash costs
2
1
1
4
4
-
-
-
1
1
Total cash costs
289
226
273
739
725
37
27
35
87
95
Retrenchment costs
2
8
1
12
15
-
1
-
1
2
Rehabilitation and other non-cash costs
1
1
2
3
5
-
-
-
-
1
Production costs
293
235
276
754
745
38
28
36
88
97
Amortisation of tangible assets
119
103
2
313
168
15
12
-
37
22
Inventory change
18
15
27
(7)
4
3
2
4
-
-
318
115
159
509
408
41
14
21
63
53
Realised non-hedge derivatives and other commodity contracts
(583)
22
(30)
(473)
(610)
(74)
3
(4)
(63)
(77)
(265)
137
130
36
(202)
(33)
17
17
-
(24)
Add back hedge buyback costs
376
-
-
376
625
47
-
-
47
79
112
137
130
412
423
15
17
17
48
55
Capital expenditure
135
113
134
346
345
17
13
17
40
45
1 Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Southern Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
936
937
842
2,696
2,212
1,225
1,225
1,101
3,526
2,894
Mined
- 000 tonnes / - 000 tons
2,529
2,538
2,272
7,270
5,867
2,788
2,798
2,504
8,014
6,467
Treated
- 000 tonnes / - 000 tons
317
342
377
1,011
1,080
349
377
415
1,115
1,191
Stripping ratio
- t (mined total-mined ore) / t mined ore
6.37
5.39
4.65
5.72
6.17
6.37
5.39
4.65
5.72
6.17
Yield
- g/t
/ - oz/t
1.61
1.20
1.43
1.47
1.40
0.047
0.035
0.042
0.043
0.041
Gold produced
- kg
/ - oz (000)
509
410
540
1,488
1,512
16
13
17
48
49
Gold sold
- kg
/ - oz (000)
491
382
518
1,447
1,485
16
12
17
47
48
Total cash costs
- R/kg
/ - $/oz
- produced
153,760
194,309
134,832
161,746
134,525
615
722
539
584
544
Total production costs
- R/kg
/ - $/oz
- produced
173,607
217,534
145,989
181,868
150,243
695
808
583
657
608
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
479
467
488
475
467
15.40
15.01
15.70
15.28
15.03
Actual
- g
/ - oz
287
231
370
292
366
9.24
7.43
11.91
9.40
11.76
FINANCIAL RESULTS (MILLION)
Gold income
111
95
85
361
186
14
11
11
41
25
Cost of sales
85
83
76
262
221
11
10
10
30
29
Cash operating costs
75
77
70
229
193
10
9
9
27
25
Other cash costs
4
3
3
11
10
-
-
-
1
1
Total cash costs
78
80
73
241
203
10
10
9
28
26
Rehabilitation and other non-cash costs
-
-
(1)
-
(1)
-
-
-
-
-
Production costs
78
80
72
241
202
10
10
9
28
26
Amortisation of tangible assets
10
10
7
30
25
1
1
1
3
3
Inventory change
(3)
(6)
(3)
(8)
(7)
-
(1)
-
(1)
(1)
25
12
9
99
(35)
3
2
1
11
(4)
Realised non-hedge derivatives and other commodity contracts
(95)
-
-
(95)
-
(12)
-
-
(12)
-
(70)
12
9
4
(35)
(9)
2
1
(1)
(4)
Add back hedge buyback costs
95
-
-
95
67
12
-
-
12
8
25
12
9
99
32
3
2
1
11
4
Capital expenditure
62
58
18
143
65
8
7
2
16
8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
7,333
6,485
4,292
19,816
12,401
8,083
7,148
4,731
21,844
13,669
Treated
- 000 tonnes / - 000 tons
1,042
793
874
2,505
2,571
1,148
874
963
2,761
2,834
Stripping ratio
- t (mined total-mined ore) / t mined ore
6.95
7.15
4.52
6.33
3.74
6.95
7.15
4.52
6.33
3.74
Yield
- g/t
/ - oz/t
1.54
1.84
1.79
1.68
1.73
0.045
0.054
0.052
0.049
0.051
Gold in ore
- kg
/ - oz (000)
1,353
1,352
1,470
4,436
4,727
43
43
47
143
152
Gold produced
- kg
/ - oz (000)
1,608
1,460
1,566
4,215
4,460
52
47
50
136
143
Gold sold
- kg
/ - oz (000)
1,517
1,394
1,583
4,203
4,513
49
45
51
135
145
Total cash costs
- R/kg
/ - $/oz
- produced
123,471
143,017
140,977
142,927
124,901
493
530
563
517
504
Total produced costs
- R/kg
/ - $/oz
- produced
135,470
157,223
162,809
158,092
147,886
541
582
651
571
597
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
726
659
704
645
657
23.34
21.18
22.65
20.74
21.12
Actual
- g
/ - oz
578
543
604
527
574
18.59
17.47
19.41
16.94
18.45
FINANCIAL RESULTS (MILLION)
Gold income
297
337
325
883
998
38
40
41
104
129
Cost of sales
221
214
256
682
655
28
26
33
79
85
Cash operating costs
184
195
209
562
523
24
23
27
65
68
Other cash costs
14
14
12
41
34
2
2
1
5
4
Total cash costs
199
209
221
602
557
26
25
28
70
72
Rehabilitation and other non-cash costs
3
3
(1)
10
4
-
-
-
1
-
Production costs
201
212
220
612
561
26
25
28
71
73
Amortisation of tangible assets
16
18
35
54
99
2
2
5
6
13
Inventory change
3
(15)
1
15
(4)
1
(2)
-
2
(1)
76
123
69
202
343
10
15
9
25
44
Realised non-hedge derivatives and other commodity contracts
(199)
3
(77)
(100)
(534)
(25)
1
(9)
(15)
(67)
(122)
126
(8)
102
(191)
(15)
15
(1)
10
(23)
Add back hedge buyback costs
243
-
-
243
312
31
-
-
31
39
121
126
(8)
345
121
16
15
(1)
41
16
Capital expenditure
44
59
136
141
297
6
7
18
16
39
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons
433
521
494
1,447
1,406
478
575
545
1,595
1,550
Treated
- 000 tonnes / - 000 tons
459
546
546
1,567
1,532
506
602
602
1,727
1,689
Yield
- g/t
/ - oz/t
5.68
5.20
4.45
5.07
4.27
0.166
0.152
0.130
0.148
0.125
Gold produced
- kg
/ - oz (000)
2,606
2,841
2,434
7,949
6,545
84
91
78
256
210
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
611
639
867
1,987
2,572
673
704
956
2,190
2,835
Yield
- g/t
/ - oz/t
0.39
0.45
0.49
0.45
0.58
0.011
0.013
0.014
0.013
0.017
Gold produced
- kg
/ - oz (000)
240
287
428
888
1,500
8
9
14
29
48
TOTAL
Yield
1
- g/t
/ - oz/t
5.68
5.20
4.45
5.07
4.27
0.166
0.152
0.130
0.148
0.125
Gold produced
- kg
/ - oz (000)
2,847
3,129
2,862
8,837
8,045
92
101
92
284
259
Gold sold
- kg
/ - oz (000)
2,850
3,178
2,850
8,832
7,971
92
102
92
284
256
Total cash costs
- R/kg
/ - $/oz
- produced
167,356
159,942
169,796
182,731
149,862
671
589
677
652
603
Total production costs
- R/kg
/ - $/oz
- produced
205,661
203,304
219,100
226,683
202,808
824
750
874
809
817
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
259
251
212
248
209
8.33
8.06
6.82
7.96
6.71
Actual
- g
/ - oz
196
220
204
209
190
6.29
7.08
6.57
6.73
6.12
FINANCIAL RESULTS (MILLION)
Gold income
528
728
612
1,802
2,015
67
86
78
209
259
Cost of sales
571
679
621
2,007
1,607
74
80
80
230
208
Cash operating costs
451
471
464
1,528
1,143
58
56
60
175
148
Other cash costs
26
29
22
87
62
3
3
3
10
8
Total cash costs
476
500
486
1,615
1,206
61
59
62
185
156
Retrenchment costs
-
18
-
20
-
-
2
-
2
-
Rehabilitation and other non-cash costs
4
2
13
13
40
1
-
2
1
5
Production costs
480
520
499
1,648
1,245
62
62
64
189
161
Amortisation of tangible assets
105
116
128
355
386
14
14
16
41
50
Inventory change
(14)
43
(6)
4
(25)
(2)
5
(1)
-
(3)
(44)
49
(9)
(205)
408
(6)
6
(2)
(21)
51
Realised non-hedge derivatives and other commodity contracts
(505)
31
(164)
(270)
(1,141)
(63)
4
(20)
(39)
(143)
(548)
81
(173)
(475)
(733)
(69)
10
(22)
(60)
(93)
Add back hedge buyback costs
612
-
-
612
513
77
-
-
77
65
64
81
(173)
137
(220)
8
10
(22)
18
(28)
Capital expenditure
191
111
247
567
539
24
14
32
65
70
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
4,321
4,974
4,783
14,609
18,244
4,763
5,483
5,273
16,104
20,111
Treated
- 000 tonnes / - 000 tons
2,236
2,258
2,109
6,588
6,309
2,465
2,489
2,325
7,262
6,954
Stripping ratio
- t (mined total-mined ore) / t mined ore
0.92
1.17
0.92
1.07
1.19
0.92
1.17
0.92
1.07
1.19
Yield
- g/t
/ - oz/t
1.10
1.10
1.06
1.13
1.24
0.032
0.032
0.031
0.033
0.036
Gold produced
- kg
/ - oz (000)
2,451
2,490
2,235
7,440
7,818
79
80
72
239
251
Gold sold
- kg
/ - oz (000)
3,069
1,554
2,422
6,968
7,790
99
50
78
224
250
Total cash costs
- R/kg
/ - $/oz
- produced
125,416
121,537
131,846
134,625
114,004
500
451
528
481
462
Total production costs
- R/kg
/ - $/oz
- produced
155,245
138,327
148,498
155,872
132,899
619
513
595
559
538
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
591
609
462
586
520
19.00
19.59
14.86
18.85
16.71
Actual
- g
/ - oz
527
532
520
556
621
16.93
17.10
16.72
17.87
19.96
FINANCIAL RESULTS (MILLION)
Gold income
589
292
508
1,379
1,737
75
35
65
160
225
Cost of sales
472
209
353
1,094
1,028
60
25
46
126
134
Cash operating costs
248
261
251
842
725
32
31
32
97
94
Other cash costs
59
41
44
159
166
8
5
6
18
22
Total cash costs
307
303
295
1,002
891
39
36
38
115
116
Rehabilitation and other non-cash costs
30
6
(2)
39
23
4
1
-
5
3
Production costs
337
308
293
1,040
914
43
37
38
120
119
Amortisation of tangible assets
43
36
39
119
125
6
4
5
14
16
Inventory change
91
(136)
21
(66)
(11)
11
(16)
3
(7)
(1)
118
83
155
286
709
15
10
20
33
91
Realised non-hedge derivatives and other commodity contracts
(907)
42
(108)
(732)
(753)
(114)
5
(13)
(95)
(95)
(790)
125
47
(446)
(44)
(99)
15
6
(62)
(4)
Add back hedge buyback costs
989
-
-
989
379
125
-
-
125
48
199
125
47
543
335
26
15
6
63
44
Capital expenditure
26
60
44
134
122
4
7
6
15
16
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
-
40
718
527
2,282
-
53
939
690
2,985
Mined
- 000 tonnes / - 000 tons
-
112
1,996
1,510
6,288
-
124
2,201
1,664
6,931
Treated
- 000 tonnes / - 000 tons
440
435
439
1,296
1,277
485
480
484
1,429
1,408
Stripping ratio
- t (mined total-mined ore) / t mined ore
-
0.44
3.23
1.17
3.01
-
0.44
3.23
1.17
3.01
Yield
- g/t
/ - oz/t
2.26
2.46
2.67
2.54
3.01
0.066
0.072
0.078
0.074
0.088
Gold produced
- kg
/ - oz (000)
995
1,071
1,170
3,294
3,841
32
34
38
106
124
Gold sold
- kg
/ - oz (000)
983
1,076
1,183
3,212
4,008
32
35
38
103
129
Total cash costs
- R/kg
/ - $/oz
- produced
139,689
138,329
115,396
136,157
106,781
559
511
463
489
432
Total production costs
- R/kg
/ - $/oz
- produced
150,571
150,906
134,074
148,167
125,551
603
557
538
532
508
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
712
764
1,157
822
1,104
22.90
24.57
37.20
26.44
35.49
Actual
- g
/ - oz
1,554
1,407
757
1,215
827
49.98
45.24
24.34
39.06
26.58
FINANCIAL RESULTS (MILLION)
Gold income
234
270
190
833
369
30
32
25
95
50
Cost of sales
148
159
156
470
495
19
19
20
54
65
Cash operating costs
122
129
117
388
350
16
15
15
45
46
Other cash costs
17
19
18
60
60
2
2
2
7
8
Total cash costs
139
148
135
448
410
18
18
17
52
53
Rehabilitation and other non-cash costs
-
-
-
-
-
-
-
-
-
-
Production costs
139
150
135
450
410
18
18
17
52
53
Amortisation of tangible assets
11
12
22
38
72
1
1
3
4
9
Inventory change
(1)
(3)
(1)
(18)
13
-
-
-
(2)
2
86
112
34
363
(126)
11
13
5
41
(15)
Realised non-hedge derivatives and other commodity contracts
-
-
-
-
-
-
-
-
-
-
86
112
34
363
(126)
11
13
5
41
(15)
Add back hedge buyback costs
-
-
-
-
335
-
-
-
-
42
86
112
34
363
208
11
13
5
41
27
Capital expenditure
(1)
32
1
32
5
-
4
-
4
1
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SADIOLA - Attributable 38%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
1,086
939
944
3,186
3,491
1,420
1,228
1,235
4,168
4,567
Mined
- 000 tonnes / - 000 tons
2,072
1,844
1,831
6,163
6,710
2,284
2,033
2,018
6,793
7,397
Treated
- 000 tonnes / - 000 tons
421
413
380
1,191
1,137
464
455
419
1,313
1,253
Stripping ratio
- t (mined total-mined ore) / t mined ore
13.42
3.32
4.22
5.36
2.93
13.42
3.32
4.22
5.36
2.93
Yield
- g/t
/ - oz/t
2.33
2.67
3.37
2.68
3.37
0.068
0.078
0.098
0.078
0.098
Gold produced
- kg
/ - oz (000)
983
1,100
1,281
3,196
3,827
32
35
41
103
123
Gold sold
- kg
/ - oz (000)
894
1,260
1,210
3,231
3,960
29
41
39
104
127
Total cash costs
- R/kg
/ - $/oz
- produced
132,930
131,696
99,175
121,173
99,828
532
486
398
441
404
Total production costs
- R/kg
/ - $/oz
- produced
151,846
151,615
134,129
141,856
134,094
608
560
538
514
542
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
659
724
751
707
697
21.20
23.26
24.16
22.74
22.40
Actual
- g
/ - oz
692
756
894
746
877
22.25
24.30
28.74
23.99
28.20
FINANCIAL RESULTS (MILLION)
Gold income
213
316
198
834
298
27
37
26
96
40
Cost of sales
137
181
165
456
525
18
21
21
53
68
Cash operating costs
114
125
109
330
323
15
15
14
39
42
Other cash costs
16
20
19
57
59
2
2
2
7
8
Total cash costs
131
145
127
387
382
17
17
16
45
50
Rehabilitation and other non-cash costs
-
-
(5)
-
(4)
-
-
(1)
-
(1)
Production costs
131
145
122
387
378
17
17
16
45
49
Amortisation of tangible assets
19
22
49
66
135
2
3
6
8
18
Inventory change
(12)
14
(7)
3
12
(2)
2
(1)
-
2
76
135
33
378
(227)
10
16
4
43
(28)
Realised non-hedge derivatives and other commodity contracts
-
-
-
-
-
-
-
-
-
-
76
135
33
378
(227)
10
16
4
43
(28)
Add back hedge buyback costs
-
-
-
-
402
-
-
-
-
51
76
135
33
378
175
10
16
4
43
23
Capital expenditure
6
5
4
13
13
1
1
-
1
2
1
Sadiola is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
535
652
913
2,126
3,084
590
719
1,007
2,344
3,400
Placed
2
- 000 tonnes / - 000 tons
220
283
214
774
784
242
312
235
853
864
Stripping ratio
- t (mined total-mined ore) / t mined ore
8.43
1.40
4.38
2.72
7.98
8.43
1.40
4.38
2.72
7.98
Yield
3
- g/t
/ - oz/t
3.24
4.45
2.36
3.50
2.68
0.095
0.130
0.069
0.102
0.078
Gold placed
4
- kg
/ - oz (000)
713
1,258
504
2,710
2,103
23
40
16
87
68
Gold produced
- kg
/ - oz (000)
685
790
552
1,896
1,549
22
25
18
61
50
Gold sold
- kg
/ - oz (000)
642
839
524
1,895
1,570
21
27
17
61
50
Total cash costs
- R/kg
/ - $/oz
- produced
54,240
104,446
157,676
101,791
142,140
219
386
631
361
576
Total production costs
- R/kg
/ - $/oz
- produced
69,808
120,996
166,776
118,874
150,805
281
447
667
424
612
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
862
994
488
791
655
27.71
31.95
15.68
25.43
21.05
Actual
- g
/ - oz
984
1,052
651
862
604
31.64
33.81
20.94
27.71
19.41
FINANCIAL RESULTS (MILLION)
Gold income
153
209
85
481
153
20
25
11
57
21
Cost of sales
44
103
88
233
235
6
12
11
27
31
Cash operating costs
26
69
79
160
197
3
8
10
18
26
Other cash costs
11
13
8
33
23
1
2
1
4
3
Total cash costs
37
82
87
193
220
5
10
11
22
29
Rehabilitation and other non-cash costs
1
1
1
6
1
-
-
-
1
-
Production costs
38
84
88
199
221
5
10
11
23
29
Amortisation of tangible assets
10
12
4
27
12
1
1
1
3
2
Inventory change
(4)
7
(4)
8
1
(1)
1
(1)
1
-
109
107
(2)
248
(82)
14
13
-
30
(10)
Realised non-hedge derivatives and other commodity contracts
-
-
-
-
-
-
-
-
-
-
109
107
(2)
248
(82)
14
13
-
30
(10)
Add back hedge buyback costs
-
-
-
-
134
-
-
-
-
17
109
107
(2)
248
52
14
13
-
30
7
Capital expenditure
1
1
3
(8)
12
-
-
-
(1)
2
1
Yatela is an equity accounted joint venture.
2 Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4 Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

Continental Africa
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
4,380
4,694
4,659
13,408
14,895
5,729
6,139
6,093
17,538
19,482
Mined
- 000 tonnes / - 000 tons
11,934
12,860
12,119
37,080
39,066
13,155
14,176
13,359
40,873
43,063
Treated
- 000 tonnes / - 000 tons
1,175
1,178
1,084
3,269
3,307
1,295
1,298
1,195
3,604
3,646
Stripping ratio
- t (mined total-mined ore) / t mined ore
10.55
16.25
9.27
12.48
9.04
10.55
16.25
9.27
12.48
9.04
Yield
- g/t
/ - oz/t
2.20
1.67
2.12
1.81
1.99
0.064
0.049
0.062
0.053
0.058
Gold produced
- kg
/ - oz (000)
2,586
1,967
2,296
5,932
6,589
83
63
74
191
212
Gold sold
- kg
/ - oz (000)
2,505
1,868
2,457
5,736
6,450
81
60
79
184
207
Total cash costs
- R/kg
/ - $/oz
- produced
220,599
238,515
174,455
250,574
168,611
883
872
699
910
680
Total production costs
- R/kg
/ - $/oz
- produced
258,683
284,288
225,670
298,240
221,583
1,035
1,040
904
1,083
894
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
455
424
495
415
433
14.62
13.64
15.92
13.33
13.92
Actual
- g
/ - oz
409
322
362
320
355
13.15
10.36
11.63
10.29
11.40
FINANCIAL RESULTS (MILLION)
Gold income
569
276
397
911
2,269
74
33
51
113
291
Cost of sales
631
518
747
1,681
1,604
81
61
95
196
207
Cash operating costs
541
446
376
1,413
1,046
70
52
48
165
136
Other cash costs
20
14
16
47
43
3
2
2
6
6
Total cash costs
561
460
392
1,460
1,089
72
54
51
171
141
Rehabilitation and other non-cash costs
-
-
7
-
19
-
-
1
-
2
Production costs
561
461
400
1,461
1,108
72
54
51
171
144
Amortisation of tangible assets
98
89
110
281
330
13
11
14
33
43
Inventory change
(28)
(32)
237
(62)
166
(4)
(4)
30
(7)
21
(63)
(242)
(350)
(770)
664
(8)
(28)
(44)
(83)
84
Realised non-hedge derivatives and other commodity contracts
(436)
167
-
32
(1,639)
(55)
20
-
(5)
(207)
(499)
(74)
(350)
(737)
(975)
(63)
(8)
(44)
(87)
(123)
Add back hedge buyback costs
430
-
-
430
491
54
-
-
54
62
(69)
(74)
(350)
(307)
(484)
(8)
(8)
(44)
(33)
(61)
Capital expenditure
34
35
103
91
328
4
4
13
10
43
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss excluding hedge buyback costs

Australia
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons
198
244
152
586
423
219
269
167
645
466
Treated
- 000 tonnes / - 000 tons
197
172
129
586
334
217
189
142
646
369
Yield
- g/t
/ - oz/t
4.21
4.14
4.22
4.47
4.56
0.123
0.121
0.123
0.130
0.133
Gold produced
- kg
/ - oz (000)
831
711
544
2,619
1,525
27
23
18
84
49
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
1,322
1,405
1,719
4,126
7,508
1,730
1,838
2,249
5,397
9,821
Treated
- 000 tonnes / - 000 tons
807
805
818
2,318
2,415
890
888
902
2,555
2,662
Stripping ratio
- t (mined total-mined ore) / t mined ore
12.19
28.52
57.04
19.86
17.64
12.20
28.52
57.04
19.86
17.64
Yield
- g/t
/ - oz/t
2.90
2.75
3.72
2.82
3.85
0.085
0.080
0.109
0.082
0.112
Gold produced
- kg
/ - oz (000)
2,346
2,217
3,045
6,527
9,301
75
71
98
210
299
TOTAL
Yield
1
- g/t
/ - oz/t
2.90
2.75
3.72
2.82
3.85
0.085
0.080
0.109
0.082
0.112
Gold produced
- kg
/ - oz (000)
3,176
2,928
3,590
9,145
10,826
102
94
115
294
348
Gold sold
- kg
/ - oz (000)
2,843
3,054
3,440
8,843
10,721
91
98
111
284
345
Total cash costs
- R/kg
/ - $/oz
- produced
161,239
136,004
154,552
160,277
134,265
647
503
619
576
542
Total production costs
- R/kg
/ - $/oz
- produced
184,234
162,688
181,766
191,148
160,096
740
601
729
685
646
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
1,972
1,657
3,540
1,783
3,619
63.40
53.28
113.81
57.31
116.36
Actual
- g
/ - oz
2,243
2,270
2,959
2,272
2,939
72.12
72.99
95.15
73.03
94.48
FINANCIAL RESULTS (MILLION)
Gold income
449
(104)
582
971
1,401
58
(13)
75
108
186
Cost of sales
540
491
634
1,712
1,722
70
58
82
197
224
Cash operating costs
492
381
534
1,407
1,394
63
45
69
163
181
Other cash costs
21
18
21
59
60
3
2
3
7
8
Total cash costs
512
398
555
1,466
1,454
66
47
71
169
188
Rehabilitation and other non-cash costs
10
-
3
47
5
1
-
-
5
1
Production costs
522
398
557
1,512
1,459
67
47
72
175
189
Amortisation of tangible assets
63
78
95
236
274
8
9
12
27
36
Inventory change
(45)
14
(18)
(37)
(11)
(6)
2
(2)
(5)
(1)
(92)
(595)
(52)
(740)
(321)
(12)
(71)
(7)
(89)
(38)
Realised non-hedge derivatives and other commodity contracts
(399)
839
(25)
611
(247)
(50)
101
(3)
68
(32)
(491)
244
(77)
(129)
(568)
(62)
29
(10)
(21)
(70)
Add back hedge buyback costs
585
-
-
585
736
74
-
-
74
93
94
244
(77)
455
168
12
29
(10)
53
23
Capital expenditure
60
93
33
202
113
8
11
4
23
15
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

South America
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
5,137
5,684
5,421
16,032
17,505
5,662
6,266
5,976
17,672
19,296
Treated
- 000 tonnes / - 000 tons
237
233
216
682
647
261
257
238
752
714
Stripping ratio
- t (mined total-mined ore) / t mined ore
18.74
25.47
30.99
22.21
29.39
18.74
25.47
30.99
22.21
29.39
Yield
- g/t
/ - oz/t
6.20
6.80
6.25
6.64
4.71
0.181
0.198
0.182
0.194
0.137
Gold in ore
- kg
/ - oz (000)
1,563
1,683
1,439
4,807
3,249
50
54
46
155
104
Gold produced
- kg
/ - oz (000)
1,469
1,586
1,350
4,532
3,047
47
51
43
146
98
Gold sold
- kg
/ - oz (000)
2,088
1,624
1,325
4,817
3,641
67
52
43
155
117
Total cash costs
- R/kg
/ - $/oz
- produced
84,615
93,072
165,701
101,505
170,551
336
344
666
360
691
Total production costs
- R/kg
/ - $/oz
- produced
113,590
130,795
228,302
135,609
215,090
452
485
911
483
868
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
574
529
810
560
692
18.44
17.00
26.04
18.02
22.24
Actual
- g
/ - oz
690
759
603
717
472
22.20
24.39
19.40
23.04
15.19
FINANCIAL RESULTS (MILLION)
Gold income
454
427
223
1,214
542
59
52
29
145
71
Cost of sales
238
213
306
642
690
31
26
39
76
89
Cash operating costs
85
114
201
361
453
11
14
26
41
59
Other cash costs
39
33
22
99
66
5
4
3
12
9
Total cash costs
124
148
224
460
520
16
18
29
52
68
Rehabilitation and other non-cash costs
-
12
47
12
48
-
1
6
1
6
Production costs
124
159
271
472
568
16
19
35
54
74
Amortisation of tangible assets
43
48
34
143
83
5
6
4
16
11
Inventory change
71
6
2
28
38
10
1
-
6
4
216
214
(83)
572
(147)
29
26
(10)
69
(18)
Realised non-hedge derivatives and other commodity contracts
(222)
(69)
(31)
(328)
(101)
(28)
(8)
(4)
(40)
(13)
(6)
145
(114)
243
(248)
-
18
(15)
29
(32)
Add back hedge buyback costs
222
-
-
222
144
28
-
-
28
18
216
145
(114)
465
(104)
29
18
(15)
57
(13)
Capital expenditure
48
12
26
76
89
6
1
3
9
12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buyback costs

South America
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons
362
330
300
1,011
899
399
364
330
1,114
991
Treated
- 000 tonnes / - 000 tons
364
309
277
994
881
402
340
305
1,095
971
Yield
- g/t
/ - oz/t
7.33
6.95
8.28
6.92
7.56
0.214
0.203
0.242
0.202
0.221
Gold produced
- kg
/ - oz (000)
2,670
2,146
2,293
6,875
6,662
86
69
74
221
214
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
516
692
1,291
1,947
3,198
569
763
1,423
2,146
3,526
Placed
1
- 000 tonnes / - 000 tons
40
39
71
106
179
44
43
78
117
198
Stripping ratio
- t (mined total-mined ore) / t mined ore
11.96
16.84
17.02
17.30
16.75
11.96
16.84
17.02
17.30
16.75
Yield
2
- g/t
/ - oz/t
3.36
3.33
2.03
3.07
3.75
0.098
0.097
0.059
0.090
0.109
Gold placed
3
- kg
/ - oz (000)
134
129
143
327
672
4
4
5
11
22
Gold produced
- kg
/ - oz (000)
136
136
289
334
703
4
4
9
11
23
TOTAL
Yield
4
- g/t
/ - oz/t
7.33
6.95
8.28
6.92
7.56
0.214
0.203
0.242
0.202
0.221
Gold produced
- kg
/ - oz (000)
2,806
2,282
2,583
7,210
7,364
90
73
83
232
237
Gold sold
- kg
/ - oz (000)
2,931
2,121
2,817
7,211
7,768
94
68
91
232
250
Total cash costs
- R/kg
/ - $/oz
- produced
82,838
77,592
82,664
83,752
80,089
333
287
331
305
324
Total production costs
- R/kg
/ - $/oz
- produced
123,798
117,644
116,237
126,443
112,980
499
435
465
461
457
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
601
504
597
510
566
19.31
16.21
19.18
16.41
18.19
Actual
- g
/ - oz
526
428
575
462
550
16.92
13.77
18.50
14.85
17.69
FINANCIAL RESULTS (MILLION)
Gold income
642
485
442
1,670
1,000
83
58
57
196
132
Cost of sales
342
250
316
886
841
44
30
41
104
110
Cash operating costs
225
171
207
584
572
29
20
27
68
74
Other cash costs
7
6
7
20
18
1
1
1
2
2
Total cash costs
232
177
214
604
590
30
21
28
71
77
Rehabilitation and other non-cash costs
26
-
1
26
2
3
-
-
3
-
Production costs
259
177
214
630
592
34
21
28
74
77
Amortisation of tangible assets
89
91
86
282
240
11
11
11
33
31
Inventory change
(5)
(19)
16
(25)
9
(1)
(2)
2
(3)
1
300
235
126
784
159
39
29
16
92
23
Realised non-hedge derivatives and other commodity contracts
(479)
50
11
(389)
(301)
(60)
6
1
(50)
(38)
(179)
285
137
394
(142)
(22)
35
18
42
(15)
Add back hedge buyback costs
495
-
-
495
647
62
-
-
62
82
317
285
137
890
505
41
35
18
105
66
Capital expenditure
196
169
148
487
436
24
19
19
56
57
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

South America
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons
104
103
84
298
248
114
113
93
328
274
Treated
- 000 tonnes / - 000 tons
111
107
70
300
224
123
118
77
331
247
Yield
- g/t
/ - oz/t
4.41
4.58
7.64
4.26
7.42
0.129
0.134
0.223
0.124
0.217
Gold produced
- kg
/ - oz (000)
491
491
533
1,280
1,662
16
16
17
41
53
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
206
194
228
582
546
227
213
251
641
602
Treated
- 000 tonnes / - 000 tons
39
30
21
76
69
43
33
24
84
77
Stripping ratio
- t (mined total-mined ore) / t mined ore
5.18
4.34
7.95
5.62
6.29
5.18
4.34
7.95
5.62
6.29
Yield
- g/t
/ - oz/t
3.35
4.39
4.24
3.82
4.26
0.098
0.128
0.124
0.111
0.124
Gold in ore
- kg
/ - oz (000)
144
142
111
320
334
5
5
4
10
11
Gold produced
- kg
/ - oz (000)
129
130
91
290
296
4
4
3
9
10
TOTAL
Yield
1
- g/t
/ - oz/t
4.41
4.58
7.64
4.26
7.42
0.129
0.134
0.223
0.124
0.217
Gold produced
- kg
/ - oz (000)
621
620
624
1,570
1,958
20
20
20
50
63
Gold sold
- kg
/ - oz (000)
689
552
726
1,662
2,017
22
18
23
53
65
Total cash costs
- R/kg
/ - $/oz
- produced
111,359
110,967
80,959
121,137
75,916
445
409
324
442
307
Total production costs
- R/kg
/ - $/oz
- produced
147,349
143,236
109,668
157,874
100,964
589
528
439
577
408
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
607
601
734
526
710
19.52
19.34
23.59
16.90
22.84
Actual
- g
/ - oz
571
568
680
482
706
18.35
18.26
21.86
15.49
22.70
FINANCIAL RESULTS (MILLION)
Gold income
154
121
119
375
300
20
15
15
45
39
Cost of sales
98
81
77
253
201
13
10
10
30
26
Cash operating costs
65
65
46
178
138
8
8
6
21
18
Other cash costs
5
4
4
12
11
1
-
1
1
1
Total cash costs
69
69
51
190
149
9
8
7
22
19
Rehabilitation and other non-cash costs
3
-
1
3
1
-
-
-
-
-
Production costs
72
69
51
193
149
9
8
7
23
19
Amortisation of tangible assets
19
20
17
55
48
2
2
2
6
6
Inventory change
7
(7)
9
6
3
1
(1)
1
1
-
56
40
42
122
99
7
5
6
15
13
Realised non-hedge derivatives and other commodity contracts
(148)
16
(1)
(121)
(88)
(19)
2
-
(16)
(11)
(93)
56
41
1
11
(12)
7
5
(1)
2
Add back hedge buyback costs
148
-
-
148
134
19
-
-
19
17
55
56
41
149
145
7
7
5
18
19
Capital expenditure
55
80
44
207
102
7
9
6
24
13
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

North America
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
13,553
13,145
11,271
38,903
34,760
14,940
14,490
12,424
42,883
38,316
Placed
1
- 000 tonnes / - 000 tons
4,150
4,873
5,741
14,329
16,638
4,574
5,372
6,329
15,796
18,341
Stripping ratio
- t (mined total-mined ore) / t mined ore
2.35
1.57
1.08
1.70
1.11
2.35
1.57
1.08
1.70
1.11
Yield
2
- g/t
/ - oz/t
0.44
0.47
0.48
0.46
0.49
0.013
0.014
0.014
0.013
0.014
Gold placed
3
- kg
/ - oz (000)
1,820
2,305
2,729
6,542
8,144
59
74
88
210
262
Gold produced
- kg
/ - oz (000)
1,684
1,617
1,955
5,038
5,594
54
52
63
162
180
Gold sold
- kg
/ - oz (000)
1,676
1,600
1,925
5,066
5,592
54
51
62
163
180
Total cash costs
4
- R/kg
/ - $/oz
- produced
98,114
94,740
80,496
100,084
74,992
394
351
321
360
303
Total production costs
- R/kg
/ - $/oz
- produced
122,291
119,859
106,494
128,043
100,629
491
445
424
460
406
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
2,391
1,998
2,458
2,001
2,134
76.88
64.25
79.02
64.35
68.60
Actual
- g
/ - oz
1,520
1,466
1,825
1,535
1,774
48.87
47.13
58.68
49.35
57.04
FINANCIAL RESULTS (MILLION)
Gold income
420
288
303
950
1,453
54
35
39
114
187
Cost of sales
206
194
208
645
563
27
23
27
74
73
Cash operating costs
277
295
266
918
726
36
35
34
106
94
Other cash costs
12
10
17
39
37
2
1
2
4
5
Total cash costs
289
305
283
957
763
37
36
36
110
99
Rehabilitation and other non-cash costs
1
-
18
1
38
-
-
2
-
5
Production costs
290
305
301
958
801
37
36
39
110
104
Amortisation of tangible assets
39
32
61
143
172
5
4
8
16
22
Inventory change
(123)
(144)
(153)
(456)
(410)
(16)
(17)
(20)
(52)
(53)
214
94
94
305
890
28
12
12
39
114
Realised non-hedge derivatives and other commodity contracts
(335)
104
(2)
1
(931)
(43)
12
-
(7)
(117)
(121)
198
92
306
(41)
(15)
24
12
32
(3)
Add back hedge buyback costs
292
-
-
292
446
37
-
-
37
56
170
198
92
597
405
22
24
12
69
53
Capital expenditure
163
190
45
431
184
20
21
6
50
24
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buyback costs

Notes

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American
~ Australian South African
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
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England
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Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 2, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary